Exhibit 99.1 www.rpacan.com

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

VELADERO MINE,

SAN JUAN PROVINCE,

ARGENTINA

PREPARED FOR BARRICK GOLD

CORPORATION

Report for NI 43-101

Rev. 0

Qualified Persons:

Luke Evans, P.Eng.

Glen Ehasoo, P.Eng.

Kathleen Ann Altman, Ph.D., P.E.

March 16, 2012

ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Veladero Gold Mine, San Juan Province, Argentina

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project #1682	Status & Issue No.	FINAL Version	Rev 0

Issue Date	March 16, 2012

Lead Author	Luke Evans Glen Ehasoo Kathleen Ann Altman	(Signed) (Signed) (Signed)

Peer Reviewer	Graham Clow	(Signed)

Project Manager Approval	Luke Evans	(Signed)

Project Director Approval	Graham Clow	(Signed)

Report Distribution	Name	No. of Copies

Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, Ontario M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-6

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local and Property Geology	7-3
Alteration	7-5
Mineralization	7-7

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1

10 DRILLING	10-1
Core and RC Recovery	10-4
Possible Drill Hole Sampling Biases	10-4

11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analyses and Security	11-2
Quality Assurance and Quality Control	11-3

12 DATA VERIFICATION	12-1

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
Metallurgical Testwork	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Geological Models	14-2
Geological Domains	14-7
Grade Domains	14-7
Metallurgical Domains	14-10
Density Data	14-10
Cut-Off Grades	14-11
Assay Statistics	14-11
Capping of High Grade Values	14-13
Composites	14-14

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Contact Plot Analysis	14-16
Variography	14-17
Resource Estimation Methodology	14-19
Resource Estimate Validation	14-22
Resource Classification	14-26

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1
Production Schedule	16-13
Waste Rock	16-15
Valley Leach Facility	16-18
Mine Equipment	16-20
Manpower	16-22
Mine Infrastucture	16-22

17 RECOVERY METHODS	17-1

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Social or Community Requirements	20-2
Mine Closure Requirements	20-2

21 CAPITAL AND OPERATING COSTS	21-1
Capital Costs	21-1
Operating Costs	21-1
Manpower	21-4

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

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LIST OF TABLES

PAGE
Table 1-1 Mineral Resources—December 31, 2011	1-2
Table 1-2 Mineral Reserves—December 31, 2011	1-2
Table 1-3 Capital Costs Summary	1-14
Table 1-4 Total Operating Cost	1-15
Table 4-1 Mining Concessions	4-2
Table 4-2 Easements	4-2
Table 7-1 Orebody Dimensions	7-9
Table 7-2 Trace Element Geochemistry Results	7-11
Table 10-1 Historical Drilling Summary	10-2
Table 13-1 Average Gold Recovery Formulae	13-2
Table 13-2 Evaluation of Estimated Recovery	13-3
Table 14-1 Mineral Resources—December 31, 2011	14-1
Table 14-2 Lithology Codes	14-3
Table 14-3 Alteration Codes	14-3
Table 14-4 Sub-zone Codes	14-3
Table 14-5 Grade Domain Codes	14-8
Table 14-6 Tonnage Factors	14-11
Table 14-7 Gold Capping Levels	14-13
Table 14-8 Gold Estimation Parameters	14-21
Table 14-9 2011 Reconciliation Results	14-25
Table 15-1 Mineral Reserves—December 31, 2011	15-1
Table 16-1 Veladero Production History	16-1
Table 16-2 Mine Optimization Parameters	16-6
Table 16-3 Internal Cut-off Grades, Mine Reserves	16-9
Table 16-4 Mine Design Parameters	16-10
Table 16-5 Summary of Golder Slope Design Recommendations	16-11
Table 16-6 Mine Production Schedule	16-14
Table 16-7 Heap Leach Placement Schedule	16-15
Table 16-8 Mine Equipment Fleet	16-21
Table 21-1 Capital Costs Summary	21-1
Table 21-2 Mine Operating Costs	21-2
Table 21-3 Process Operating Costs	21-3
Table 21-4 G&A Costs	21-3
Table 21-5 Total Operating Cost	21-4
Table 21-6 Mine Site Manpower	21-4

LIST OF FIGURES

PAGE
Figure 4-1 Location Map	4-3
Figure 4-2 Claim Map	4-4
Figure 7-1 Regional and Local Geology	7-2
Figure 7-2 Simplified Lithology Distribution	7-4
Figure 7-3 Simplified Alteration Distribution	7-6
Figure 7-4 Main Orebody Locations on 4,200 m Bench	7-8
Figure 10-1 Drill Plan	10-3
Figure 14-1 Lithological Domains	14-4
Figure 14-2 Alteration Domains	14-5
Figure 14-3 Sub-Zone Domains	14-6
Figure 14-4 Grade Domains	14-9

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Figure 14-5 Metallurgical Domains	14-10
Figure 14-6 Assay Statistics by Zones and Alteration	14-12
Figure 14-7 Composite Statistics by Zone and Alteration	14-15
Figure 14-8 Gold Contact Plot for QAL and ALQ Alteration Domains at Filo Federico	14-16
Figure 14-9 Gold Contact Plot for Si and QAL/ALQ Alteration Domains at Amable	14-17
Figure 14-10 Veladero Omni-Directional Correlogram	14-18
Figure 14-11 Block and Composite Au Grades—Section 6,752,600N at Filo Federico Pit	14-23
Figure 14-12 Block and Composite Au Grades—Section 6,750,500N at Amable Pit	14-24
Figure 14-13 Elevation Swath Plot	14-26
Figure 16-1 Veladero General Site Arrangement	16-3
Figure 16-2 Veladero Main Production Area	16-4
Figure 16-3 Veladero Pit Slope Design Sectors in Plan	16-12
Figure 16-4 Final Veladero WRF Arrangement	16-17
Figure 16-5 Final VLF Arrangement	16-19
Figure 17-1 Process Flow Sheet	17-3

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Veladero Gold Mine (the Project) in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from November 7 to November 9, 2011.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects across five continents. Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore from two mining areas, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the mine has recovered over four million ounces of gold and over six million ounces of silver from approximately 142 million tonnes of ore averaging 1.25 g/t Au and 14.7 g/t Ag.

Mining an average of approximately 30 million tonnes per year ore is scheduled for Veladero over the next 14 years, with mine operations concluding in 2025.

Table 1-1 summarizes the Mineral Resources at Veladero as of December 31, 2011.

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TABLE 1-1 MINERAL RESOURCES – DECEMBER 31, 2011
Barrick Gold Corporation – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Measured	3.4	0.32	5.5	0.036	0.6
Indicated	36.5	0.36	12.0	0.426	14.0

Total Measured & Indicated	39.9	0.36	11.4	0.462	14.7

Inferred	67.7	0.26	11.3	0.572	24.5

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce and an US$/ARG exchange rate of 4.0.
3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.109 g/t Au to 0.364 g/t Au.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.

Table 1-2 summarizes the Mineral Reserves at Veladero as of December 31, 2011.

TABLE 1-2 MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Proven	17.0	0.89	16.2	0.49	8.9
Probable	403.0	0.75	14.5	9.73	187.4
Stockpiles	7.3	0.51	6.0	0.12	1.4
Inventory	9.3	0.75	—	0.22	—

Proven & Probable	436.5	0.75	14.1	10.56	197.7

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery and profit. The cut-off grades vary from approximately 0.13 g/t Au to 0.42 g/t Au.
3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce and an US$/ARG exchange rate of 4.0.
4.	Numbers may not add due to rounding.

CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•

The 2011 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 39.9 million tonnes averaging 0.36 g/t Au and 11.4 g/t Ag and contain 462,000 ounces of gold and 14.7 million ounces of silver.

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•	The 2011 year-end Inferred Mineral Resources total 67.7 million tonnes averaging 0.26 g/t Au and 11.3 g/t Ag and contain 572,000 ounces of gold and 24.5 million ounces of silver.

•

The resource estimate gold cut-off grades continue to decrease with rising gold prices and this has necessitated adding a 0.1 g/t Au indicator grade envelope to the manually interpreted 0.2 g/t Au grade envelope. RPA’s preference would be to define the Medium Grade Domain manually in the future.

•	The resource estimate gold cut-off grades range from 0.109 g/t for run-of-mine (ROM) material from the Argenta pit to 0.364 g/t for Type 2 ROM material from the Filo Federico and Amable pits.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to CIM (2010) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•

The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•

Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that Mineral Resources are estimate with high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•

The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing and inventory, are estimated to be 437 million tonnes at 0.75 g/t Au and 14.1 g/t Ag, containing 10.6 million ounces of gold and 198 million ounces of silver

•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2010) definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•

The production reconciliation results for the first nine months of 2011 are very good. They indicate that the resource model overestimates the tonnage by approximately 3%, overestimates the gold grade by approximately 1% and overestimates the contained gold by approximately 4%. In RPA’s opinion, these are very good reconciliation numbers.

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•

Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•

The current Veladero Life of Mine (LOM) plan provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. It is audited annually and it must be recertified every three years.

•	Veladero is certified by the International Cyanide Management Code. Veladero was last certified in August 2011 and is required to recertify every three years.

•

The Glacier Protection Act, which prohibits certain activities including mining, is temporarily suspended in San Juan province so it is not currently affecting mining at Veladero. Extensive information is continually being supplied to the regulators in order to support continued operation of Veladero.

•	Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately $40 million, of which approximately $30 million has been accredited to date.

PROCESS

•

During the site visit, RPA noted that the process operations are clean, organized and appear to be efficient and well run. Upon an evaluation of the recovery calculations and estimated recovery versus actual recovery, it was confirmed that the estimates for gold recovery are accurate, which indicates that the recovery equations are valid, however, the actual silver recovery varies significantly from the estimated silver recovery. Over the three years that were evaluated, estimates became more accurate, but the variance between the actual silver recovery and the estimated silver recovery is over 20%.

•	Recirculation of the pregnant leach solution (PLS) is planned in order to increase the stacking rate on the heap leach pad to 85,000 tpd. PLS recirculation ensures that:

•	Gold and silver recovery is accelerated and minimizes the potential for long-term recovery losses.

•	Gold production is increased in the short term.

•	Leaching cycles are more effective.

•	The gold inventory in the leach pad is reduced.

•	Control of the pregnant solution storage area (PSSA) is improved which, in turn, stabilizes the solution inventory and allows Veladero to maintain target solution levels while avoiding the need to build a new PLS pond.

•	There are plans to conduct a formal risk/benefit analysis to confirm and quantify the benefits and project costs.

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RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

In RPA’s opinion, the resource modelling work is very good and no significant procedural changes are warranted. The resource model is performing very well, so it is best not to make any significant procedural changes. Some minor modelling refinements include:

•	Define the grade envelopes manually using all of the drill and blast hole data available and do interpretation on both plans and sections to remove ragged edges.

•

Do more trend analysis work (3D Leapfrog, 2D bench contours) and more variography work in smaller structural domains to support implementing stronger anisotropies and more search domains in the future.

•	Run classification clean up script more than once and investigate changing the number of block face criteria to eliminate even more isolated blocks.

•	Automatically assign Inferred to blocks centred on isolated drill holes.

•	Automatically assign Inferred to blocks outside 0.1 g/t Au envelope.

MINING AND MINERAL RESERVES

•	The LOM plan is robust and Barrick should proceed to implement the plan as presented.

•

Continue with the proposed valley fill heap leach facility (VLF) expansion project permitting to allow for increased placement of material to the VLF if the opportunity becomes available through future positive exploration efforts or decreases in operating cut-off grades.

•	Review blasting practices with a view of improving blast fragmentation and or reducing powder factors to achieve same or better results.

•	Review application of gold price to cut-off grade calculation for short term mine planning to maximize ore tonnes placed without impacting project Net Present Value (NPV).

•	Consider creating grade groups for mineralized material dispatched to the waste rock facilities to increase future economic potential of this material.

•	Review conveyor belt extension to the heap leach pad for LOM operations to reduce the haulage cycle and corresponding demand on haul trucks.

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PROCESS

•

Barrick should continue to conduct metallurgical tests on samples of ore that are placed on the leach pad and adjust the recovery calculations in efforts to improve the estimated recovery, particularly for silver.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22—Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Veladero Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is at approximately 29°20’ South latitude and 70°00’ West longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial center is the provincial capital of San Juan, which is approximately 360 km by road. Elevations at the mine range from 3,900 m to 4,800 m.

LAND TENURE

Since 1989, Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by Minera Argentina Gold S.A. (MAGSA), which is a wholly-owned subsidiary of Barrick. RPA notes that Barrick Exploraciones Argentina S.A. (BEASA) controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine.

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Veladero comprises two distinct mining concessions, Mina Ursulina Sur (2,515.7 ha) and Mina Veladero (11,927 ha). Areas needed to provide access to the mine and additional areas for supporting facilities are subject to a different type of ownership claim, which are called easements. Through its exploitation contract and record of agreement with IPEEM, MAGSA’s rights to exploit Mina Veladero, in conjunction with development of Mina Ursulina Sur, are secured for 25 years. This term is renewable at MAGSA’s sole discretion for another 25 years.

Royalties to be paid by MAGSA total 3.75% of the value at the pit crest of ore mined at Veladero; 0.75% payable to IPEEM, and 3.0% payable to San Juan Province. The Argentine government collects an export duty royalty of 4.76%.

EXISTING INFRASTRUCTURE

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with material and goods trucked in. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation. Electric power is generated on site using diesel generators and a wind turbine. The total electric supply is 22 MW. The water supply for industrial usage, i.e., process and dust control is secured from the Las Guas River. The domestic water supply is secured from two water wells. Potable water is treated using reverse osmosis. The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste.

Accommodations on site are in a camp that includes emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

HISTORY

The Veladero area was first explored in the late 1980s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centers identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government, and in 1989 San Juan

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Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province.

Following a competitive bidding process completed by IPEEM in 1994, AGC, a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995 AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA.

GEOLOGY AND MINERALIZATION

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits. The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows and volcaniclastic rocks.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over a 55 km strike length, from the Tambo-El Indio mines in the south to the Pascua-Lama project in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into

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peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event.

The Veladero deposit forms a broad, disseminated, 400 m to 700 m wide by three kilometre long blanket of mineralization along a N15ºW-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main orebodies: Amable in the south, Cuatro Esquinas in the centre, and Filo Federico in the north. The Argenta orebody is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t Au, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

Precious metal mineralization at Veladero is controlled by stratigraphy, structural trends, and elevation. Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable.

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EXPLORATION STATUS

The major exploration programs took place prior to the completion of the Feasibility Study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows. Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions.

MINERAL RESOURCES AND MINERAL RESERVES

The 2011 year-end Mineral Resources are summarized in Table 1-1. The Measured and Indicated Mineral Resources total 39.9 million tonnes averaging 0.36 g/t Au and 11.4 g/t Ag and contain 462,000 ounces of gold and 14.7 million ounces of silver. In addition, the Inferred Mineral Resources total 67.7 million tonnes averaging 0.26 g/t Au and 11.3 g/t Ag and contain 572,000 ounces of gold and 24.5 million ounces of silver. The resources are estimated using a gold price of $1,400/oz Au. RPA is of the opinion that the Mineral Resources are acceptable, reasonable, and compliant with NI 43-101.

Silver recoveries are very low at Veladero, so silver is not considered for the resource and reserve cut-off grades. The resource estimate gold cut-off grades are 0.155 g/t for Type 1 ROM material from the Filo Federico pit, 0.251 g/t for Type 1 ROM material from the Amable pit, 0.364 g/t for Type 2 ROM material from the Filo Federico and Amable pits, and 0.109 g/t for ROM material from the Argenta pit. The resource model was prepared using all of the drill holes available up to April 14, 2011.

RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the 2011 year-end Mineral Resource and Mineral Reserve estimates.

The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for

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lithology, alteration and structural sub-zones were built using Vulcan software. The main faults have also been modelled. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Vulcan to create 3D geological wireframes.

The year-end 2011 Mineral Reserve estimate is summarized in Table 1-2. The open pit Mineral Reserves are estimated to be 427 million tonnes at 0.75 g/t Au and 14.4 g/t Ag, containing 10.3 million ounces of gold and 197 million ounces of silver and are classified as Proven and Probable Reserves. Over 90% of the open pit reserves are located within the Filo Federico pit of Veladero, with the remainder coming from Amable, Argenta, and Agostina Sur pits. Based on this review, it is RPA’s opinion that the reported material is appropriately classified as Proven and Probable Mineral Reserves and is compliant with NI 43-101.

MINING METHOD

The Veladero Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Veladero has mined approximately 545.5 million tonnes and produced 4.26 million ounces of gold plus 6.6 million ounces of silver up to the end of 2011.

Mining is planned at an average of approximately 30 million tonnes per year ore is over the next 14 years, with mine operations concluding in 2025. Waste rock mining varies by year from a high of 75 million tonnes in 2017 to a low of four million tonnes in the final year of operations, averaging 52 million tonnes per year. Peak ROM material movement is scheduled at approximately 103 million tonnes per year (280,000 tpd) through 2017, tapering off to 34 million tonnes per year (93,000 tpd) in the final year of operations.

Open pit mining operations are located on mountain side slopes in rugged terrain with the majority of mining operations occurring between elevations of 3,800 MASL and 4,700 MASL. A total of 1.2 billion tonnes of material is scheduled to be moved over the next 14 years from two open pit mining areas referred to as Veladero and Argenta. Over 90% of remaining reserves are located within the Filo Federico pit of the Veladero area, with open pit mining operations scheduled to be complete in 2025. Additional Reserves within the Veladero area come from the Amable pit, with production scheduled to be completed in 2012, plus less than one year’s production is scheduled from the Agostina Sur pit. At Argenta, a single pit is currently being mined with production scheduled to be complete at the end of 2013.

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The Filo Federico ultimate pit will measure approximately 2.3 km along strike, typically 1.0 km across, and have a maximum depth of approximately 650 m. The Amable ultimate pit will measure approximately 1.0 km in diameter with a maximum depth of approximately 530 m. The southern ultimate pit wall of Filo Federico is designed to intersect the upper most benches of the northwest Amable ultimate pit wall for approximately 150 m of vertical. The Agostina Sur ultimate pit will measure under 0.3 km in diameter with a maximum depth of approximately 100 m. The Argenta ultimate pit will measure approximately 1.0 km along strike, typically 0.5 km across, and have a maximum depth of approximately 300 m.

Processing is based on a single valley fill heap leach facility (VLF) that receives crushed and ROM ore with final delivery to the pad by haul truck. Solution from the VLF is pumped to the Merrill-Crowe process facilities. The VLF is located less than 1.0 km to the south of the Amable ultimate pit, and it is almost 4.0 km south of the Filo Federico ultimate pit haul ramp exit where the majority of the remaining reserves are located. The extents of the current Phase 3 VLF are approximately 2.0 km east to west, and approximately 0.7 km north to south.

MINERAL PROCESSING

Gold is recovered from ore at Veladero using ROM and crushed ore cyanide heap leaching in a valley fill leach pad using a Merrill-Crowe zinc cementation gold recovery plant.

The lower gold grade ore, i.e., above the cut-off grade for ROM ore and below the cut-off grade for crushed ore, is mined and trucked to the leach pad in a separate area as ROM ore. Trucks dump over the side of the pad and the ore is pushed off using a track-mounted dozer.

Ore that has a gold grade above the cut-off grade for crushed ore is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 40 mm. The crushing plant has a capacity of approximately 90,000 tpd, i.e., 60,000 tpd through line one and 30,000 tpd through line two. Rear dump haul trucks dump directly into the primary gyratory crushers. After crushing the ore is transferred to a covered stockpile.

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After a secondary round of crushing ore is conveyed to a 3.7 km long overland conveyor belt for transport to a truck loadout bin that is located adjacent to the processing plant near the heap leach pad. Lime is added to the ore as it is transported on the overland conveyor belt. The ore from the loadout bin is loaded into mine haul trucks for transport to the valley fill heap leach facility where it is stacked in 30 m lifts.

Approximately 250,000 m3 of ore is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The nominal capacity of the solution pumping system is 2,066 m3/h. Pregnant solution is collected by the dam at the toe of the leach pad and pumped to the Merrill Crowe recovery plant.

Gold doré that is produced by the refining process is shipped off site for further refining to produce fine gold and silver.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

On September 30, 2010, the national government of Argentina adopted the Glacier Protection Act. The act requires an inventory of Argentina’s glaciers and environmental impact studies be conducted to evaluate the impact of human activity occurring near glaciers, as well as the prohibition of certain activities where there are glaciers including mining. The law is temporarily suspended in San Juan Province, so it is not currently affecting mining at Veladero, however, extensive information is continually being supplied to the regulators in order to support continued operation of Veladero.

Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. The plan is audited annually and must be recertified every three years. It is also certified by the International Cyanide Management Code. Veladero was last certified in August 2011.

Reports of the monitoring results are submitted to the authorities every six months.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments are distributed and Veladero responds to the comments, as required.

Currently, RPA believes that there are no environmental issues which directly affect reserves or resources. The environmental requirements are managed by an on-site staff of professionals and technicians and the legal department in the San Juan office.

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The mine closure plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel with mining will allow the performance of certain tasks during the operation of the mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life. Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately $40 million, of which approximately $30 million has been accredited to date.

CAPITAL AND OPERATING COST ESTIMATES

Remaining capital costs at Veladero are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion. Total remaining capital costs are a nominal $871 million. Mine pre-stripping capital of $500 million has been treated as an operating cost for the purposes of this Technical Report. Table 1-3

TABLE 1-3 CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Veladero Mine

Department	Sustaining Capital (US$ million)
Engineered Facilities	513
Continuous Improvement	41
Safety, Health and Environment	10
Equipment Replacement & Other	256

Subtotal	820
Contingency	41
Closure	10

Total Capital Expenditures	871

Notes:

1.	Numbers may not add due to rounding.

All-in unit operating costs for Veladero are US$13.89 per tonne processed (Table 1-4).

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TABLE 1-4 TOTAL OPERATING COST

Barrick Gold Corporation – Veladero Mine

Cost	US$/t processed
Mining	8.78
Processing	2.97
G&A	2.15

Total	13.89

Notes:

1.	Numbers may not add due to rounding.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Veladero Gold Mine (the Project) in Argentina. The purpose of this report is to support public disclosure of Mineral Resource and Mineral Reserve estimates at the Project as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from November 7 to November 9, 2011.

Barrick is a Canadian publicly traded mining company with a large portfolio of operating mines and projects across five continents.

Veladero is a large open pit, heap leach gold and silver mine in the high Andes Cordillera of central western Argentina. Operations include open pit mining of gold-silver ore from two mining areas, two-stage crushing, and extraction of precious metals using valley-fill heap leaching and Merrill-Crowe recovery. Since Veladero started production in 2005, the mine has recovered over four million ounces of gold and over six million ounces of silver from approximately 142 million tonnes of ore averaging 1.25 g/t Au and 14.7 g/t Ag.

Mining an average of approximately 30 million tonnes per year ore is scheduled for Veladero over the next 14 years, with mine operations concluding in 2025. Waste rock mining varies by year from a high of 75 million tonnes in 2017 to a low of 4 million tonnes in the final year of operations, averaging 52 million tonnes per year.

There are currently two main open pit mining areas referred to as Veladero and Argenta. Over 90% of remaining reserves are located within the Filo Federico pit of the Veladero area. Additional reserves within the Veladero area come from the Amable pit and the Agostina Sur pit. At Argenta, a single pit is mining a small satellite deposit.

Since 1989, the Instituto Provincial de Exploraciones y Explotaciones Mineras de la Provincia de San Juan (IPEEM) has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Following a competitive bidding process completed by IPEEM in 1994, Argentina Gold Corp. (AGC), a Canadian junior exploration company, was awarded exploration rights to Veladero.

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AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which shortly was to become a subsidiary of Barrick. In 1995, AGC assigned its interest to its subsidiary, Minera Argentina Gold S.A. (MAGSA), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored the Veladero property. Concurrently, Barrick subsidiary Barrick Exploraciones Argentina S.A. (BEASA) explored the adjoining Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining (Homestake) acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick’s gaining 100% indirect control of Veladero through MAGSA and BEASA.

Veladero comprises two distinct mining concessions, Mina Ursulina Sur and Mina Veladero. Through its exploitation contract and record of agreement with IPEEM, MAGSA’s rights to exploit Mina Veladero, in conjunction with the development of Mina Ursulina Sur, are secured for 25 years. This term is renewable at MAGSA’s sole discretion for another 25 years. BEASA controls essentially all the surface of Mina Ursulina Sur and Mina Veladero, in addition to other large contiguous surface parcels in the region.

Royalties to be paid by MAGSA total 3.75% of the value at the pit crest of ore mined at Veladero. This includes separate pit crest royalties of 0.75% payable to IPEEM, and 3.0% payable to San Juan Province. In addition, MAGSA pays the Argentine government a 4.76% royalty.

SOURCES OF INFORMATION

RPA Principal Geological Engineer Luke Evans, M.Sc., P.Eng., RPA Senior Mining Engineer Glen Ehasoo, P.Eng., and RPA Principal Metallurgist, Kathleen Ann Altman, Ph.D., P.E., visited the mine from November 7 to 9, 2011 and held meetings at the Barrick office in San Juan on November 10 and 11, 2011.

Discussions were held with the following Barrick and MAGSA personnel:

•	Zetti Gavelan – General Manager

•	Inivaldo Diaz – Regional Superintendent of Mine Planning

•	Raul Correa – Chief Engineer

•	Fernando Barrigón – Superintendent of Technical Services

•	Andres Lasry – Chief Geologist

•	Marcello Zangrandi – Senior Resource Geologist

•	Benjamin Sanfurgo - Superintendent of Resource and Reserve Modelling

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•	Juan Chuquimango – Ore Control Geologist

•	Osvaldo Brocca – Mine Geologist

•	Lucas Berbe – Modelling Geologist

•	Elio Terranova – AcQuire Database Manager

•	Boris Zavala – Process Manager

•	Jorge Coria – Mine Cost Controller

•	Martin Andino – Senior Fixed Assets Analyst

•	Daniela Esper – Senior Cost Analyst

•	Oscar Sagardia – Environmental Superintendent

•	Garbriel Barrionuevo – Chief Metallurgist

•	Federico Ojedo – Administrative Assistant, Process Department

The Veladero operation has been the subject of resource/reserve technical audits as follows:

•	May 2008, Mineral Reserve and Resource Audit, Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA, a predecessor company to RPA).

•	May 2007, Veladero Model Review, Resource Modelling Inc. (RMI)

•	March, 2005, NI 43-101 Technical Report, Barrick Gold Corporation.

•	February 2005, Reserve Procedure Audit, RPA.

Mr. Evans is responsible for the overall preparation of this report. Mr. Evans reviewed the geology, sampling, assaying, and resource estimate work and is responsible for Sections 1 to 12 and 14. Mr. Ehasoo reviewed the mining, reserve estimate, and economics and is responsible for Sections 15, 16, 19, 21, and 22. Dr. Altman reviewed the metallurgical, environmental, and permitting aspects and is responsible for Sections 13, 17, 18, and 20. RPA would like to acknowledge the excellent cooperation in the transmittal of data by Barrick and MAGSA personnel.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

µm	micron	km2	square kilometre

°C	degree Celsius	kPa	kilopascal

°F	degree Fahrenheit	kVA	kilovolt-amperes

µg	microgram	kW	kilowatt

A	ampere	kWh	kilowatt-hour

a	annum	L	litre

bbl	barrels	L/s	litres per second

Btu	British thermal units	m	metre

C$	Canadian dollars	M	mega (million)

cal	calorie	m2	square metre

cfm	cubic feet per minute	m3	cubic metre

cm	centimetre	min	minute

cm2	square centimetre	MASL	metres above sea level

d	day	mm	millimetre

dia.	diameter	mph	miles per hour

dmt	dry metric tonne	MVA	megavolt-amperes

dwt	dead-weight ton	MW	megawatt

ft	foot	MWh	megawatt-hour

ft/s	foot per second	m3/h	cubic metres per hour

ft2	square foot	opt, oz/st	ounce per short ton

ft3	cubic foot	oz	Troy ounce (31.1035g)

g	gram	ppm	part per million

G	giga (billion)	psia	pound per square inch absolute

Gal	Imperial gallon	psig	pound per square inch gauge

g/L	gram per litre	RL	relative elevation

g/t	gram per tonne	s	second

gpm	Imperial gallons per minute	st	short ton

gr/ft3	grain per cubic foot	stpa	short ton per year

gr/m3	grain per cubic metre	stpd	short ton per day

hr	hour	t	metric tonne

ha	hectare	tpa	metric tonne per year

hp	horsepower	tpd	metric tonne per day

in	inch	US$	United States dollar

in2	square inch	USg	United States gallon

J	joule	USgpm	US gallon per minute

k	kilo (thousand)	V	volt

kcal	kilocalorie	W	watt

kg	kilogram	wmt	wet metric tonne

km	kilometre	yd3	cubic yard

km/h	kilometre per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report;

•	Assumptions, conditions, and qualifications as set forth in this report; and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for the Veladero property and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Veladero.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

LOCATION

The Veladero Mine is located on the east flank of the Andes Cordillera, six kilometres east of the Chile/Argentina border. The mine site is at approximately 29°20’ South latitude and 70°00’ West longitude in the Department of Iglesia, San Juan Province, northwest Argentina. The closest major population and commercial center is the provincial capital of San Juan, which is approximately 280 km southeast of Veladero. By road the distance is approximately 360 km via paved National Highway No. 40 north from San Juan to Provincial Road No. 436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. Barrick’s 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero. Elevations at the mine range from 3,900 m to 4,800 m. The mine location is shown in Figure 4-1.

LAND TENURE

Since 1989, IPEEM has been the provincial mining entity responsible for holding title to certain of the San Juan Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the province. Therefore, some of the mining licences are held by IPEEM. The remainder of the mining licences are held by MAGSA, which is a wholly-owned subsidiary of Barrick. RPA notes that BEASA controls an extensive land package in the district that is contiguous with the mine concessions. This report summarizes only the mining and surface rights that are directly related to the Veladero Mine.

Veladero comprises two distinct mining concessions, Mina Ursulina Sur (2,515.7 ha) and Mina Veladero (11,927 ha). The ownership details of the mining properties are shown in Table 4-1. Areas needed to provide access to the mine and additional areas for supporting facilities are subject to a different type of ownership claim, which are called easements. Details of these land holdings are provided in Table 4-2. The land holdings are shown in Figure 4-2.

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TABLE 4-1 MINING CONCESSIONS
Barrick Gold Corporation – Veladero Mine

Concession & Licence Numbers	Concession & Licence Names	Owner	Area (ha)
520-0314-M-99	Mina Veladero	IPEEM	11,927
338837-I-92	VE II	IPEEM	1,459.1
338888-I-92	VE LIII	IPEEM	1,500
338895-I-92	VE LX	IPEEM	1,500
338845-I-92	VE X	IPEEM	1,397.9
338849-I-92	VE XIV	IPEEM	1,500
338878-I-92	VE XLIII	IPEEM	1,520.7
338883-I-92	VE XLVIII	IPEEM	1,470.9
338851-I-92	VE XVI	IPEEM	1,500
1124-M-525-2009	Mina Ursulina Sur	MAGSA	2,515.7
425380-B-03	Ursulina Sur	MAGSA	469.1
0676-F18-M-95	Rio 2	MAGSA	600
0675-F18-M-95	Rio 3	MAGSA	998.4
0764-F28-M-96	Gaby M	MAGSA	269.5
296942-F-89	Florencia I	MAGSA	192.7

TABLE 4-2 EASEMENTS
Barrick Gold Corporation – Veladero Mine

Number	Description	Owner	Area (ha)
1739-F18-A-95	Camp and mine facilities	IPEEM	1,1927.1
425129-B-03	Camp and mine facilities	MAGSA	6,037
425255-B-03	Roads and antennas	MAGSA	399.5
295,232-M-89	Roads	MAGSA	Approx. 60 km
1124-418-M-2008	Airstrip	MAGSA	1,100

MAGSA holds 100% direct ownership of the Mina Ursulina Sur mining concession, which is contiguous with and immediately north and east of the Mina Veladero mining concession (Figure 4-2). IPEEM owns the Mina Veladero mining concession. Through its exploitation contract and record of agreement with IPEEM, MAGSA’s rights to exploit Mina Veladero, in conjunction with development of Mina Ursulina Sur, are secured for 25 years. This term is renewable at MAGSA’s sole discretion for another 25 years.

BEASA controls essentially all the surface of Mina Ursulina Sur and Mina Veladero, in addition to other large contiguous surface parcels in the region. The main surface right easements in the mine area are shown in Figure 4-2. Easements that are not shown in Figure 4-2 are mostly related to communication antennas and access roads.

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FIGURE 4-1 LOCATION MAP

Veladero
San Miguel de Tucumán
Coquimbo
Córdoba
Valparaiso
Santa Fe
Paraná
Rosario
Buenos Aires
La Plata
San Rafael
Mendoza
ARGENTINA
CHILE
Concepción
Bahía Blanca
Valdivia
Puerto Montt
N
VELADERO
PASCUA LAMA
CHILE
Tudcum
Rodeo
Jachal
Iglesia
San Juan
MENDOZA
SAN LUIS
2400000
2500000
6800000
6700000
6600000
6500000
6400000
0 20 40 60 80 100
Kilometres
Figure 4-1
Barrick Gold Corporation
Veladero Mine
San Juan Province, Argentina
Location Map
March 2012
Source: Barrick Gold Corp., 2012.

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FIGURE 4-2 CLAIM MAP

2,405,000
2,410,000
2,415,000
6,755,000
6,750,000
6,745,000
6,740,000
6,735,000
0 1000 2000 3000 4000
Metres
Truck Shop
URSULINA SUR
VE-II
GABY M
N
Federico Pit
Amable Pit
VE-XIV
VE-XVI
VE-X
Valley Heap Leach
Camp Veladero
RIO 3
Chile
Argenta Pit
RIO 2
Legend:
Mine Veladero Concession
Mine Ursulina Sur Concession
Easement 1739 F18 A 95
Easement 425129 B 03
Easement 194002 C 81
Mine Area
International Border
VE-XLIII
VE-XLVIII
VE-LII
VE-LX
March 2012
Source: Barrick Gold Corp., 2012.

Figure 4-2

Barrick Gold Corporation

Veladero Mine

San Juan Province, Argentina

Claim Map

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Royalties to be paid by MAGSA total 3.75% of the value at the pit crest of ore mined at Veladero. This includes separate pit crest royalties of 0.75% payable to IPEEM, and 3.0% payable to San Juan Province.

Federal income taxes in Argentina are levied at the rate of 35%, but a number of provisions exist for reducing taxable income, and the Mining Investment Law provides for various foreign investment protections in the form of stabilization of key elements of fiscal, foreign exchange, and customs regimes. Argentina charges an additional tax of 5% of the gross revenue received from sale of minerals exported from the country. A number of other relatively minor taxes and fees are levied at the federal, provincial, and municipal levels.

The Argentine government initially stated that the export duty of 5% on gross sales was imposed as a temporary measure in 2002 was reduced in 2005; it was intended to be eliminated altogether by 2007, however, the current royalty is 4.76%.

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5 ACCESSIBILITY, CLIMATE, LOCAL

RESOURCES, INFRASTRUCTURE AND

PHYSIOGRAPHY

ACCESSIBILITY

The closest major population and commercial center is the provincial capital of San Juan, approximately 280 km southeast of Veladero. By road, the distance is approximately 360 km, via paved National Highway No.40 north from San Juan to Provincial Road No.436 (paved) and the village of Pismanta, and by public gravel road to Tudcum. Barrick’s 156 km all-weather gravel road continues from Tudcum over Conconta Pass, through the Valle del Cura, and over Despoblados Pass to Veladero.

It takes approximately six hours to drive to Veladero from San Juan, which in turn is approximately a two hour drive to the International airport at Mendoza. There are regular flights to Mendoza from Santiago, Chile and there are also direct flights to San Juan from Buenos Aires, Argentina.

LOCAL RESOURCES

Veladero is isolated from major cities and towns and operates on a self-sufficient basis with material and goods trucked in. Mine personnel work on a residential rotation. Operations personnel work a 14 day on – 14 day off rotation on 12-hour shifts. Administrative personnel work on either a four day on—three day off schedule or on an eight day on—six day off schedule if they have a cross shift who has the same duty functions such as a general supervisor.

INFRASTRUCTURE

Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation. Electric power is generated on site using diesel generators and a wind turbine. The water supply for industrial usage, i.e. process and dust control is secured from the Las Guas River. The domestic water supply is secured from two water wells. The potable water is treated using reverse osmosis. The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste.

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Accommodations on site are in a camp that includes emergency medical facilities, cafeteria, gymnasium, offices, and rooms for the Veladero workers.

Other infrastructure includes warehouse, truck shop, maintenance facilities, and analytical laboratory.

PHYSIOGRAPHY

The Veladero Mine area is characterized by rugged mountains with deeply incised steep-sided valleys. Elevations at the mine range from 3,900 MASL to 4,800 MASL, and the alpine climate is cold, dry, and windy. Vegetation is sparse, and is concentrated in wetlands areas. Rock outcrops and colluvial soils predominate on slopes, and overburden thicknesses of up to 170 m occur in the mine area.

Highest annual temperatures occur from December through February, when maximum daytime temperatures generally range from 10ºC to 22ºC, with lows between -5ºC and 5ºC. Winter months from June through August have daytime highs generally between -10ºC and 10ºC, and night time lows of -10ºC to -30ºC. Mean annual precipitation is estimated to be approximately 200 mm at 4,400 m elevation, with most of the precipitation arriving as snow. Winter conditions can be severe, with intense winds, blowing snow, and extreme cold, and can adversely affect mine access and operations. Rocks and gravel airborne by strong gusty winds are a common hazard in mine operations and on access roads. Local weather conditions are monitored by five meteorological stations across the site.

The mine is in the Rio de las Taguas watershed, with Despoblados, Potrerillos, Guanaco Zonzo, and Canito creeks comprising the other major perennial streams in the mine area. Water supplies for Veladero are extracted from surface and groundwater sources in the Rio de las Taguas valley.

There is no permanent habitation in the area. Tudcum is the nearest village.

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6 HISTORY

The Veladero area was first explored in the late 1980’s by Argentine government geologists, who identified scattered gold anomalies in the Veladero Sur area and surrounding region during field examinations of hydrothermal alteration centers identified through satellite imagery. In 1988, administration of mineral rights in the region was transferred from the Federal to the Provincial government, and in 1989 San Juan Province established the IPEEM as the provincial mining entity responsible for holding title to certain of the Province’s mineral rights, and for soliciting and administering bids for exploration and mining licences in the Province.

Following a competitive bidding process completed by IPEEM in 1994, AGC, a Canadian junior exploration company, was awarded exploration rights to Veladero. AGC then entered into a 60:40 joint venture agreement with Lac Minerals (40%), which was acquired by Barrick a short time later.

In 1995, AGC assigned its interest to its subsidiary, MAGSA, and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. Concurrently, Barrick, through its subsidiary BEASA, explored BEASA’s adjoining 100%-owned Ursulina Sur property as part of the Lama project. In early 1999, Homestake Mining acquired AGC, and intensified Veladero exploration, while Barrick advanced definition of the Filo Norte or Federico deposit on the Ursulina Sur property. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and BEASA.

Exploration by the Veladero joint venture initially focused on the Veladero Sur gold anomalies, but eventually moved north and encountered strongly anomalous gold mineralization associated with outcropping breccia bodies in the area of what is now the Amable deposit. Initial RC drilling in late 1995 defined a small resource in this zone (Brecha Agostina), and focused the joint venture’s exploration efforts on other breccia exposures on the property.

Since Veladero started production in 2005, the mine has produced over four million ounces of gold and over six million ounces of silver from approximately 142 million tonnes of ore averaging 1.25 grams per tonne gold and 14.7 grams per tonne silver. The production history details are described in Section 16.

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7 GEOLOGICAL SETTING AND

MINERALIZATION

REGIONAL GEOLOGY

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 km by 25 km north-trending corridor of Permian to late Miocene volcanic and intrusive rocks, which host a number of hydrothermal alteration zones and epithermal mineral deposits (Figure 7-1). The belt consists of a Tertiary volcanic rift basin in which volcanic flows and tuffs were deposited and subsequently cut by associated intrusions. Basement rocks in the belt consist of andesitic to rhyolitic tuffs, lava flows, and volcaniclastic rocks of the Permo-Triassic Choiyoi Formation, which are overlain unconformably by Tertiary igneous and volcanic rocks ranging in age from older 40 Ma stocks to more recent 4 Ma tuffs, lava flows and volcaniclastic rocks. These volcanic rocks within the basin are grouped into five units, which from youngest to oldest are the Vallecito (5 Ma to 7 Ma), Vacas Heladas (9 Ma to 13 Ma), Cerro de las Tortolas (12 Ma to 19 Ma), Escabrosa (17 Ma to 21 Ma), and Tilito (21 Ma to 27 Ma). All of these units consist of felsic and intermediate-to-mafic volcanic rocks derived from volcanic centers located both within and outside of the mineralized belt.

The regional structural setting of the El Indio Gold Belt is dominated by fault and fracture sets associated with Tertiary east-west regional compression. The main fault set is a series of north-south striking reverse faults with associated east-west extensional fracture sets and 030º to 060º and 320º to 300º conjugate shear sets. Intrusive and volcanic centers are concentrated at structural intersections. The north-south reverse faults border the volcanic rift basin. These structural trends are important to the localization of mineralization at Veladero and at other deposits associated with the belt, including the El Indio, Pascua-Lama and Zancarron deposits.

The El Indio Gold Belt hosts both high and low sulphidation style mineralization over a 55 km strike length, from the Tambo-El Indio mines in the south to the Pascua-Lama project in the north. Epithermal mineralization within this belt is associated with Tertiary structural trends.

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FIGURE 7-1 REGIONAL AND LOCAL GEOLOGY

Chile
Argentina
N
Pacific Ocean
PERU-CHILE TRENCH
Collahuasi (34)
El Abra (36-39)
Chuquicamata (31-34)
Antofagasta
Puna
Escondida (35)
Central Volcanic Zone
NAZCA PLATE
El Salvador (41-43)
La Coipa (22-24)
Marte-Lobo (13-14)
Tucumán
Bajo de la Alumbrera (6.7)
Sierras Pampeanas
Cordillera Frontal
La Serena
EL INDIO BELT (6-9.5)
Chilean Flat-Slab
Veladero Project Area
San Juan
Los Pelambres-Pachón (09-10)
Santiago
Mendoza
Cordillera Principal
Los Bronces (4.9)
El Teniente (4.7)
Southern Volcanic Zone
Bolivia
Nazca Plate
Juan Fernández Ridge
Argentina
Antarctic Plate
Atlantic Ocean

N
Simplified geology
Veladero
El Indio
Faults
Mine

Figure 7-1

Barrick Gold Corporation

Veladero Mine
Argentina

Regional and Local Geology

March 2012

Source: Charchaflié et al., 2007.

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LOCAL AND PROPERTY GEOLOGY

The Veladero deposit is a hypogene-oxidized, high sulphidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulfide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit forms a broad, disseminated, three kilometre long blanket of mineralization along a N15ºW-striking structural trend. The diatreme-dome complex includes a massive, central, brecciated core of heterolithic, matrix-supported tuffisite that transitions outward through clast-supported breccias into the volcanic country rocks. A bedded tuff unit that represents fragments ejected from the central vent forms a ring that overlies portions of the tuffisite and breccias at the southern end of the deposit. The Veladero deposit comprises three main ore bodies: Amable in the south; Cuatro Esquinas in the center; and Filo Federico in the north. The Argenta ore body is a small satellite deposit located approximately five kilometres to the southeast of the Veladero deposit.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at Cuatro Esquinas and Filo Federico, where alteration consists of intense silicification. The Amable ore body is hosted within bedded pyroclastic breccias and tuffs which are affected by silicification and advanced argillic alteration. Much of the Veladero deposit is covered by approximately 40 m of overburden and the overburden in some areas is up to 170 m thick. The colluvium is generally uncemented.

The water table at Veladero is deep, and is below the projected pit bottom elevation. There is also no known significant groundwater within the colluvial cover. The simplified lithology in the deposit area is shown in Figure 7-2.

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FIGURE 7-2   SIMPLIFIED LITHOLOGY DISTRIBUTION

Section Looking N72°E
FILO NORTE
FILO FEDERICO
CUATRO ESQUINAS
FEDERICO TUNNEL
AMABLE
AMABLE TUNNEL
1,000 m
Plan 4200 level
Au > 0.20 g/t
Pit limits
Lithology
500 m

Figure 7-2

Barrick Gold Corporation

Veladero Mine

Argentina

Simplified Lithology Distribution

March 2012

Source: Barrick Gold Corp., 2011.

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ALTERATION

The alteration assemblage is typical of high sulphidation deposits with a silica core grading outward into silica/alunite and then argillic alteration. The gold mineralization is dominantly associated with the silicified core, which is composed of silica, hematite, goethite and jarosite. Minor sulphide mineralization is present at less than one percent concentrations.

There are three main sectors, Amable in the south, Cuatro Esquinas in the centre, and Filo Federico to the north. The more recently discovered Argenta ore body represents a separate satellite sector located approximately five kilometres to the southeast of Amable. A variety of volcanic explosion breccias and tuffs are the principal host rocks at Federico and Cuatro Esquinas where alteration consists of intense silicification. Amable is hosted within bedded pyroclastic breccias and tuffs which are affected by both silicification and advanced argillic alteration. The intense silicification may be vuggy to massive. The surrounding country rocks are normally composed of argillically or propylitically altered intermediate volcanic flows, domes and volcaniclastic sediments.

A late-stage, silica-destructive event produced an intensely steam heated unit, concentrated around the main northwest-striking faults. This unit is highly altered and has very low rock strength.

The simplified alteration distribution in the deposit area is shown in Figure 7-3.

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FIGURE 7-3   SIMPLIFIED ALTERATION DISTRIBUTION

Section Looking N72°E
FILO
CUATRO ESQUINAS
AMABLE
4400
1,000 m
Au > 0.20 g/t

Plan 4200 level
Au > 0.20 g/t
Alteration
Silicification
Silica-Alunite
Alunite-Silica
Argillic
Steam-Heated
Colluvium
500 m

Figure 7-3

Barrick Gold Corporation

Veladero Mine
Argentina

Simplified Alteration Distribution

March 2012 *Source: Barrick Gold Corp., 2011.*

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MINERALIZATION

Precious metals mineralization at Veladero is controlled by stratigraphy, structural trends and elevation. Disseminated gold mineralization forms a 400 m to 700 m wide by three kilometre long tabular blanket localized between the 3,950 m and 4,400 m elevations. Veladero has been separated into three main sectors, Amable in the south, Cuatro Esquinas in the centre and Filo Federico to the north (Figure 7-4). All sectors of the deposit are characterized by the same high sulphidation style of mineralization.

The mineralized envelope encompassing greater than 0.2 g/t Au is oriented along a 345°-trending regional structural corridor. The mineralization is dominantly hosted in the diatreme breccias along the fault-bounded northwest trend. Within this trend, higher grade mineralized shoots, averaging approximately 4 g/t Au but with one metre values up to 100 g/t, with lengths of 300 m to 500 m, form along northeast striking structural trends and are surrounded by a halo of lower grade mineralization ranging between 0.1 g/t Au and 1.0 g/t Au.

A mostly barren zone approximately 300 m long occurs between Amable and Cuatro Esquinas. From Cuatro Esquinas north through Filo Federico, the gold mineralization envelope is continuous. The Veladero ore envelope lacks recognized roots or high-grade feeder conduits at depth, and exhibits no evidence for significant supergene enrichment of metals (Barrick, 2005).

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FIGURE 7-4 MAIN OREBODY LOCATIONS ON 4,200 M BENCH

Filo Mario
Filo Federico
Cuatro Esquinas
593
203
Amable
Agostina
6752500
6752000 Y
6751500 Y
6751000 Y
6750500 Y
2406500 X
2407000 X
N
Block Au
0.000 <= < 0.100
0.100 <= < 0.200
0.200 <= < 0.250
0.250 <= < 0.350
0.350 <= < 0.500
0.500 <= < 1.000
1.000 <= < 2.000
2.000 <= < 5.000
5.000 <= < 1000.00
0
200
400
600
800
1000
Metres

Figure 7-4

Barrick Gold Corporation

Veladero Mine

Argentina

Main Orebody Locations on 4,200 m Bench

March 2012

Source: After Sanfurgo, 2007.

Modified After Sanfurgo (2007)

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The approximate deposit dimensions and depths below surface are summarized in Table 7-1.

TABLE 7-1 OREBODY DIMENSIONS

Barrick Gold Corporation – Veladero Mine

Ore Body Name	Depth to Top (m)	Approximate Dimensions (m)
		Length	Width	Height
AMABLE Main Zone	50	620	350	360
593 Zone	90	350	80	140
203 Zone	80	600	140	200
Agostina	Outcrops	180	60	190
CUATRO ESQUINAS	250 -300	700	430	280
FILO FEDERICO	200	1400	650	400
FILO MARIO	Outcrops	360	210	80
ARGENTA	Outcrops	550	150	90

Gold mineralization can be hosted by any kind of rock at Veladero, including overburden and steam-heat altered lithologies. Principal host rocks are hydrothermal breccias and felsic tuffs at Filo Federico and Cuatro Esquinas, and pyroclastic breccias and felsic to intermediate tuffs at Amable. Main-stage introduction of gold clearly is younger than diatreme eruption, acid leaching, and major stages of silicification and fracturing. It accompanied or closely followed hypogene deposition of iron oxides and jarosite. Principal controls on localization of gold mineralization are structurally-induced open spaces (fracture zones, structural intersections), favourable host rocks, brecciation, alteration, and elevation.

Gold occurs at Veladero as minute native grains disseminated along fracture surfaces, and usually it is associated with silicification and hematite, goethite, or jarosite. Trace gold telluride minerals have been identified petrographically, but are not significant. Gold grains have been found encapsulated by quartz overgrowths, and also by jarosite. Megascopic gold grains up to one millimetre in size have been recovered from a number of drill holes, but most Veladero gold is less than 50 microns in size. Metallographic studies indicate that the gold contains some silver and that the overall gold purity or millesimal fineness is approximately 800 to 900.

Amable and Cuatro Esquinas contain zones in which gold has been found disseminated and encapsulated within silica or remnant sulphides at grain sizes of 5 microns or less. Contrastingly, the gold mineralization in Filo Federico and Filo Mario consists mainly of gold grains located primarily on particle surfaces or fracture planes, possibly suggesting gold emplacement in two separate events (SNCL, 2002).

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Silver values are consistently anomalous at Veladero. The principal silver-bearing mineral is argentojarosite, and rare grains of native silver and a silver-bearing telluride have been identified in thin sections. Within the ore zone, silver and gold exhibit different distributions: some silver mineralization correlates with gold (Ag:Au ratios generally less 20:1); some silver has no associated gold; and some gold has little to no associated silver. These observations of silver and gold distributions suggest multiple events of precious metals mineralization (Barrick, 2005).

Silver is present in four mineral species, most commonly as coarse, brown, insoluble crystalline argentojarosite. Other mineral forms of silver include an insoluble dissemination in psilomelane, and soluble forms in cerargyrite and native silver (SNCL, 2002).

Goethite, hematite, and jarosite are the dominant gangue minerals in the Veladero ore bodies, occurring as earthy to crystalline fracture coatings, vug linings, breccia matrices, and disseminations. Jarosite is more abundant in the Amable sector, while hematite and goethite predominate at Filo Federico.

Sulphide mineralization within the deposit is negligible, with overall abundances of less than one percent. Pyrite is the most common sulphide mineral, and locally may reach three percent. Where present, it occurs as fine disseminations encapsulated by or intergrown with quartz, and is not known to be associated with gold. Other metallic sulphides identified in thin sections are chalcopyrite, sphalerite, bornite, pyrrhotite, arsenopyrite, cinnabar, and molybdenite; all are volumetrically insignificant.

Trace element analytical results are available from five metre downhole sample composites from 109 drill holes distributed across the Amable, Cuatro Esquinas, and Filo Federico sectors (Table 7-2). Of the nine elements analyzed, mercury is the most anomalous, followed by arsenic. Trace element geochemistry shows broad, strongly anomalous concentrations of arsenic, antimony, bismuth and lead in the Amable sector. Mercury is anomalous throughout the property, with highest concentrations at Filo Federico, where mercury exceeds 10 ppm over broad areas. In this sector mercury shows a strong correlation with a strongly silicified felsic tuff unit (Barrick, 2005).

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TABLE 7-2 TRACE ELEMENT GEOCHEMISTRY RESULTS

Barrick Gold Corporation – Veladero Mine

	As (ppm)	Bi (ppm)	Cu (ppm)	Hg (ppm)	Mn (ppm)	Mo (ppm)	Pb (ppm)	Sb (ppm)	Zn (ppm)
Mean	216.2	18.72	19.85	8.43	71.53	12.2	152.21	25.83	14.36
Median	71	4.6	13	1.92	51	10	62	7.7	7
Std Dev	687.56	80.54	66.26	58.31	208.76	9.85	302.52	82.07	37.65
Range	9999.5	1999.9	3850.5	3801.99	6594	270.5	9999	1999.9	959.5
Minimum	0.5	0.1	0.5	0.01	2	0.5	1	0.1	0.5
Maximum	10000	2000	3851	3802	6596	271	10000	2000	960

From Barrick (2005)

Trace element geochemistry shows broad, strongly anomalous concentrations of arsenic, antimony, bismuth and lead in the Amable sector. Mercury is anomalous throughout the property, with highest concentrations at Filo Federico, where Hg exceeds 10 ppm over broad areas. In this sector mercury shows a strong correlation with a strongly silicified felsic tuff unit.

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8 DEPOSIT TYPES

The Veladero deposit is a high sulphidation epithermal gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Hydrothermal alteration is typical of high sulphidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation (Barrick, 2005).

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9 EXPLORATION

The major exploration programs took place prior to the completion of the Feasibility Study in 2002. The original drilling program targeted structural intersections with surface geochemical anomalies (involving rock chip, soil, and screened talus sampling) that were coincident with Controlled-Source-Audio-Frequency-Magneto-Telluric (CSAMT) resistivity highs and magnetic lows. Since 2002, additional exploration and infill drilling has been completed. More drilling is planned to explore some gaps that still remain on the mining concessions. The historical drilling from 1995 to 2011 is discussed under Section 10—Drilling.

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10 DRILLING

The resource model is based on data available up to April 14, 2011. This includes 1,272 drill holes totalling 321,089 m and 490 underground chip face and wall traverse samples totalling 4,145 m (Table 10-1). Over 95% of the drilling and chip samples summarized in Table 10-1 have gold and silver assays available.

Over 80% of the drilling was by reverse circulation (RC) and the balance was diamond drill holes. Some 29 DDHs totalling 5,675 m were drilled from an underground exploration drift. Most of the surface diamond drill holes and RC holes were drilled at steeply inclined orientations toward the west or the southeast.

RC holes were drilled using 5 1/4 in. to 6 in. tricone bits, and all diamond drill holes were collared using HQ, HQ2, or HQ3 size tools. Some core holes were reduced to NQ diameter when conditions warranted. Many of the deeper diamond drill holes incorporate RC pre-collars, especially in areas of thick overburden. Hole lengths range from 20 m to 601 m. The abundance of intense silicification and fractured/brecciated ground at Veladero results in slow drilling progress, low bit life, and high per-metre drill costs. Core drilling averages only 17 m advance per 24-hour day, and RC progress averages approximately 52 m per day.

Drill hole spacing varies across the deposit. In the central portions of the Amable and Filo Federico pits average drill hole spacing is in the range of 35 m to 40 m, increasing outwards to 50 m to 90 m spacing, and increasing to approximately 100 m to 120 m spacing toward the peripheries of the orebodies. Condemnation holes outside mineralized areas are drilled on approximately 400 m centres to sterilize waste dump areas and other infrastructure sites.

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TABLE 10-1 HISTORICAL DRILLING SUMMARY

Barrick Gold Corporation – Veladero Mine

Year	Type	Count	Total Metres
95/96	RC	39	4,243
96/97	RC	18	2,456
97/98	RC	27	7,978
98/99	DDH	10	2,267
	RC	82	23,161
99/00	DDH	5	1,418
	RC	223	68,659
	RC-DDH	22	4,704
00/01	DDH	37	10,676
	RC-DDH	44	16,100
	RC	268	75,793
01/02	UGDH	19	3,908
	DDH	8	2,866
	RC-DDH	2	560
	RC	165	29,708
	Tunnel Faces	490	4,195
02/03	DDH	5	490
	RC-DDH	6	822
	UGDH	9	1,767
	RC	10	1,605
03/04	RC	3	1,220
04/05	RC	25	7,641
	DDH	4	1,387
05/06	RC	57	14,603
	RC-DDH	20	3,714
	DDH	2	864
06/07	RC	62	7,806
07/08	RC	10	2,030
08/09	DDH	5	1,312
	RC	38	9,823
09/10	RC	22	4,839
	DDH	6	2,152
10/11	RC	16	3,739
	DDH	3	780

Total RC		1,065	265,303
Total DDH		113	29,886
Total RC-DDH		94	25,900
Total Tunnel		490	4,195

Grand Total		1,762	325,284

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FIGURE 10-1 DRILL PLAN

405,000 E
406,000 E
407,000 E
408,000 E
8,753,000 N
8,752,000 N
8,751,000 N
8,750,000 N
Filo Norte
Filo Mario
Filo Federico
Cuatro Esquinas
203
Agostina
Amable
Amable Este
Agostina Sur
N
0 20 40 60 80 100
Metres
Legend:
Drill Hole
Sub Zone Boundary
Block Model Area
March 2012

Figure 10-1

Barrick Gold Corporation

Veladero Mine
Argentina

Drill Plan

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CORE AND RC RECOVERY

Core recovery averages 81% and approximately 60% of the samples have core recoveries exceeding 80%. RC recovery averages 70% and only approximately 35% of the samples have recoveries exceeding 80%. The core and RC recovery rates are not very good but can be attributed to the large volumes of fractured, brecciated, and broken rock that hosts the mineralization at Veladero.

POSSIBLE DRILL HOLE SAMPLING BIASES

Over approximately 80% of the drill hole sampling is from RC holes. A study that compared RC grades and diamond drill hole grades found that, in general, the core samples had lower grades than adjacent RC samples (REI, 2003). The discrepancy was attributed to the ability of the significantly larger RC samples to recover more of the fine size fraction, which contains most of the gold, than core samples, particularly in highly fractured and vuggy material, which tends to host the higher gold grades.

Sanfurgo (2004) found that the RC gold and silver grades decreased at lower RC sample recoveries at Amable and to a lesser degree at Filo Federico. Screen tests have found that most of the gold is contained in the fine fractions and that there is a direct relationship between gold grades and fracture intensity. The results suggested that the RC gold and silver grades might be understated at Amable and Filo Federico.

RPA concludes that there is a possibility that both the core and RC gold and silver grades may be biased low, however, no significant sampling biases are evident from the production reconciliation results for the first nine months of 2011.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

SAMPLING METHOD AND APPROACH

Samples from the initial 56 RC holes (6,734 m of drilling) were collected on two metre or longer intervals. All subsequent RC drilling was sampled on one metre intervals. Most of the RC samples were drilled dry. Wet sampling was conducted only when groundwater was encountered or when water injection was necessary to avoid sticking the rods. A double cyclone system was used to capture as many fines as possible from RC holes. The exhaust from the first cyclone circulated to a second cyclone to collect the fines, which were then included with all chips recovered from the sample run.

Drill core was sampled on nominal one metre intervals, depending on geologic conditions. The maximum length for individual samples from drill core is two metres. Core was cut in half using a water-cooled diamond saw; half was bagged and submitted for assay, and half was retained for reference or for metallurgical sampling.

The 509 m long Amable decline and the 638 m long Filo Federico decline generated 5,150 m of chip samples from the workings, mostly from one metre long horizontal cuts from each rib and face, taken with a pneumatic chipping hammer. Muck piles from every round of decline advance were grab-sampled, generating 7,181 individual samples. The muck samples were not used for the resource estimate.

Blast hole samples are taken with a shovel from channels cut on both sides of the blast hole cuttings pile after the over-drill material is scraped off. Approximately 12 kg of blast hole material is sent to the mine laboratory. The drills do not have skirts but loss of fines during strong winds is not a significant issue because the drills use some water, which holds the cuttings together in a semi-frozen state. The blast hole data are not used for the resource model, except to periodically update the gold grade envelope and geology wireframes.

RPA is of the opinion that the core, RC, underground chip, and blast hole sampling procedures at Veladero are reasonable.

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SAMPLE PREPARATION, ANALYSES AND SECURITY

Prior to January 2000, drill sample preparation and assaying was performed by Centro de Investigacion Minera y Metalurgica (CIMM), a commercial laboratory based in Santiago, Chile. The entire RC drill sample was collected and split at the drill site to an 8 kg to 10 kg sub-sample, which was delivered to a portable preparation facility at the Veladero camp. Samples were dried at 50°C, jaw-crushed to approximately 5 mm, then roll-crushed to -10 mesh. RC sample rejects are stored at Veladero. The portable facility could not consistently meet the preparation protocol of 100% -2 mm so it was discontinued after the first 3,175 drill samples. All subsequent samples were sent to CIMM’s preparation facility in San Juan. At this location the 8 kg to 10 kg RC samples were crushed to 100% passing -2 mm and split to 1.0 kg, then pulverized in a single-pass LM-2 ring and puck mill to 95% -150 mesh. Pulps were then split to 250 g and sent to CIMM’s laboratory for assay. The 750 g pulp reject was returned to MAGSA for storage.

Beginning in January 2000 Bondar-Clegg in Coquimbo, Chile (and its successor company, ALS Chemex) was contracted as the primary laboratory to replace CIMM, and subsequent RC, core, and rock chip samples were prepared at an on-site facility. The entire RC sample interval (or half core for diamond drill hole samples) was delivered to the preparation laboratory for weighing, drying at 60°C, and splitting to 8 kg to 10 kg representing approximately 25% of original RC sample weights. The coarse rejects were stored at Veladero, and the 25% splits were Rhino-crushed to 90% -10 mesh, then split again to obtain a 1.0 kg sample. This sample was sent to Mendoza for oven-drying at 60°C, followed by pulverizing to 95% -150 mesh, and riffle-splitting to a 250 g pulp for assay. In 2010, AcmeLabs in Santiago, Chile, was selected as the primary assay laboratory.

The drill core, field duplicates, and reject material are stored at very well organized and secure locations on site and in San Juan. The 250 g pulps are placed in small plastic screw-top containers and stored in 45 gal drums.

Veladero’s standard assay protocol for drill samples and rock chips involves initial assaying for gold by fire assay fusion of a 50 g pulp and analysis by atomic absorption (AA). Results are reported in ppm, with a lower detection limit of 0.005 ppm Au. For silver, 4-acid (“total”) digestion of a 1g pulp is accomplished, followed by AA analysis. Results are reported in ppm, with a lower detection limit of 0.10 ppm Ag.

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Any samples reporting initial results greater than 3 ppm Au or 50 ppm Ag are re-analyzed for the overlimit element using 50 g fire assay fusion and a gravimetric finish. The detection limits for gravimetric fire assays are 0.1 ppm for gold and 0.35 ppm for silver.

Ten-element geochemical analyses are made of composited drill samples, with 10 g of sample pulp composited from each of five one-metre drill samples. The pulp composite is homogenized and then analyzed for Cu, Pb, Zn, Cd, Mn, and Mo by ICP methods. Mercury is determined by cold-vapor analysis, and As, Bi, and Sb are determined by hydride generation.

Through 2003, drill samples grading greater than 0.4 ppm Au had six-hour cyanide solubility shake tests for gold and silver performed on a 20 g split of the sample pulp.

Analytical results are received from the lab in an electronic format and are entered directly into the database without external manipulations.

CIMM and Bondar-Clegg (ALS Chemex) have been the project’s principal analytical laboratories. Miscellaneous analytical work and check assays on drill samples have been performed by other laboratories including Alex Stewart, ALS Chemex/Geolab, Geoanalítica, Lakefield, McClelland, and Verilab.

Rock chip and drill samples are delivered by MAGSA personnel to the sample preparation facilities where the laboratory assumes sample custody.

RPA is of the opinion that the sample preparation, analytical protocols, and security measures are very good and exceed industry standard practice.

QUALITY ASSURANCE AND QUALITY CONTROL

Veladero’s quality control (QC) and quality assurance (QA) procedures were designed in 1998 by consultant Dr. Barry Smee, and utilizes field blanks to monitor contamination; pulp standards to monitor accuracy; plus field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from RC chips, drill core, and underground chip sampling.

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Blanks consist of crushed barren material, and are inserted every fortieth sample. If assay results for a blank sample show anomalous gold or silver, the lab re-assays all samples for the batch containing that blank. One in 30 samples is a duplicate, which is inserted at varied frequency so that it is blind to the laboratory. If duplicate results do not agree within acceptable limits (usually ±20%), all samples in that batch are re-run.

Thirteen internal reference standard pulps prepared from Veladero material cover a range of grades and are used to monitor laboratory accuracy. As with duplicates, if the lab’s result for a standard falls outside of established control limits, all samples from that batch are re-assayed. Standard pulps are submitted at a frequency of one in every thirty samples.

One in every twenty crushed samples are checked for granulometry to assure 90% passing 10 mesh, and one in 20 pulps are also is checked to meet the standard of 95% passing 150 mesh.

Ten percent of all samples analyzed at the primary lab (Bondar-Clegg/ALS Chemex) are re-assayed at a second lab during or following a drill campaign, as an independent check on accuracy of the primary lab.

In 2006, Barrick began implementation of standardized QA/QC procedures worldwide for exploration and production samples, which included the regular insertion of in-house standards, blanks, field duplicates, reject duplicates, and pulp replicates. Target insertion rates are approximately five percent for standards, two percent for blanks, and five percent for a combination of field, reject, and pulp duplicates. In addition, approximately five percent of the pulps are sent to external laboratories and sieve tests are also carried out on a regular basis. The current insertion rates at Veladero for exploration samples are approximately four percent each for standards, blanks, and duplicates, and five percent for external check assays. The current insertion rate for blast hole samples is one standard, one blank, and two duplicates in each batch of 30 samples.

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A detailed quality control report is prepared at least annually, or after each major sampling program is completed. This report includes control charts and discussions of QC results for the current reporting period.

Barry Smee completed annual QA/QC audits of Veladero’s sampling and assaying from 1998 through 2002. During 2003 the Veladero database was reviewed in conjunction with resource and reserve audits completed by Resource Evaluation Inc. and by Micon International Ltd., respectively.

The overall sampling and analytical precision for the exploration samples is approximately 10% at the 0.5 g/t gold concentration (Smee, 2001 and 2002). This is very good for a gold deposit and this suggests that most of the gold is very fine grained and homogeneously distributed. The standards and external check assay data reveal no significant analytical biases for the resource related samples.

The Veladero mine laboratory has been in operation since November 2004. All of the blast hole samples are assayed at the mine laboratory, which has its own QA/QC program. A review of the laboratory by Lynda Bloom of Analytical Solutions Ltd. (ASL) in June 2005 found that it was a well-designed facility with sample preparation, analytical and QC procedures properly implemented (ASL, 2005). Procedures were well-documented and were standard industry practice for gold analyses. The highlights of the laboratory review included:

1.	A Laboratory Information Management System (LIMS) that provides state-of-the-art information control.

2.	Bar-coding for samples to improve tracking and minimize sample mix-ups.

3.	A strong emphasis on assay QC.

4.	The laboratory scored 93% on the ASL laboratory audit form, which is a favourable high score.

ASL reviewed the mine laboratory in December 2006. Accuracy, precision, and other minor problems with the mine laboratory were recognized by Barrick personnel in 2006 and confirmed by Harwardt (2006) and ASL (2006). Barrick implemented a number of procedural changes in 2006 and the mine laboratory assays generally improved in 2007.

The QA/QC protocols and results were also reviewed by Scott Wilson RPA in 2007 (Scott Wilson RPA, 2008). The mine laboratory internal reference standard results

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provided to Scott Wilson RPA for 2007 indicated that the mine laboratory gold assays were accurate and generally unbiased. A quick visual review of the mine laboratory control charts in 2011 by RPA revealed no significant problems.

RPA is of the opinion that the QA/QC practices at Veladero for exploration and production samples are acceptable and exceed industry standards.

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12 DATA VERIFICATION

The Veladero resource database is regularly validated by MAGSA staff using data validation modules of Vulcan and Gemcom software programs to identify any inconsistencies or logical errors in the data. Mine staff also visually check the drill hole data on-screen on a regular basis. Outside auditors perform spot checks on the electronic database, sample submittal documents, QA/QC records, signed analytical certificates, drill logs, and other geologic records to identify errors, inconsistencies, or statistical anomalies.

As part of his annual audits of the Veladero sampling and QA/QC program, Dr. Barry Smee performed a spot check of data in the electronic database and the signed analytical certificates, and failed to find any discrepancies. He also checked sample tag numbers in the original sample books and found good correlation with sample numbers listed in the electronic database.

Smee (2001) states that a random selection of 18 Bondar Clegg assay certificates representing approximately 1,000 samples, or 1.5%, of the total 2000 and 2001 samples were compared to the master database values. No differences or errors were noticed between the two data sets.

During the 2003 resource audit, Resource Evaluation Inc. (REI) checked 5% of the Veladero assay intervals, comparing assay certificates with the electronic database, and found an error incidence of less than 0.5%, which is acceptable. REI did find an overall truncation of the third decimal place reported on some gold assays in the electronic database; this introduced a very slight degree of conservatism, less than one percent, into the raw assay data. This problem was related to incorrect export-import settings and not the master database. This problem was corrected and the entire database was re-checked according to Barrick (2005), specifically seeking any other errors in data formatting. No additional problems were found.

In 2007, RPA checked the electronic copies of the drill logs, assay certificates, and downhole survey data for holes DDH073 and RC628 drilled in 2005, RC660 drilled in 2006, and RC738 drilled in 2007 with the master database, and found essentially no errors. Only one minor data entry number reversal, related to the second and third decimals of the northing coordinate for hole DDH073, was found. RPA also used a

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number of Access queries, the Gemcom database validation routine, and visual checks and found essentially no database validation problems, which is remarkable considering the database size.

In July 2011, the exploration data was migrated to AcQuire. An electronic comparison confirmed no differences with the previous master database in MS Access. In addition, all of the collar coordinates for holes drilled since 2005 were verified by the mine surveyor (Vildozo, 2011) and the assays in 32 drill holes drilled from 1995 to 2004 were checked against the assay certificates and no errors were found (Berbe, 2011).

RPA is of the opinion that the drill hole database is acceptable to support resource and reserve estimation work.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

METALLURGICAL TESTWORK

The original metallurgical testing to support the feasibility study was completed by McClelland Labs Inc. (MLI) in Reno, Nevada USA. Bottle roll tests, column leach tests, and agitated leach tests were performed in order to select the process to be used at Veladero and estimate operating costs and metal recovery.

During operation of the Veladero mine, frequent samples have been taken of ore being placed on the leach pad and tested to confirm that the recovery has not changed over time. Bottle roll tests are conducted for 96 hours and column tests run for 30 days. Over time, the tests have been shown to show excellent correlations with the recovery curves from the 90 day leach cycle on the heap leach pad. Metallurgical characteristics vary with gold grade, ore type, and whether the ore is crushed or run-of-mine (ROM). The Type 2 ore is associated with argentojarosite, which basically encapsulates free gold. Consequently, recovery is lower for Type 2 ore. The recovery equations used at Veladero are summarised in Table 13-1. The only change that has been made over the six years the mine has been operating is to the Type 1 ore from both Filo Federico and Amable in the gold grade range from 0.5 g/t to 1.0 g/t.

The metallurgical domains are shown in Section 14, Figure 14-5.

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TABLE 13-1 AVERAGE GOLD RECOVERY FORMULAE

Barrick Gold Corporation—Veladero Mine

Ore Type	Au Grade (g/t)	Recovery Formula (%)
Federico Filo Type 1 (crushed)	Au < 0.3	60
	0.3 < 0.5	38.4 * Au(g/t) + 55
	0.5 < 1.6	2.4 * Au(g/t) + 77
	1.6 < 2.0	10.0 * Au(g/t) + 65
	2.0 < Au < 3.0	2.0 * Au(g/t) + 81
	3.0 < Au	87
Federico Filo Type 2 (crushed)	Au < 0.5	40
	0.5 < Au < 1.0	4.0 * Au(g/t) + 38
	1.0 < Au < 3.0	14 * Au(g/t) + 28
	3.0 < Au	70
Amable Type 1 (crushed)	Au < 0.3	58
	0.3 < Au < 0.5	20.0 * Au(g/t) + 52
	0.5 < Au < 1.0	16.0 * Au(g/t) + 54
	1.0 < Au < 2.0	10.0 * Au(g/t) + 60
	2.0 < Au	80%
Amable Type 2 (crushed)	Au < 0.5	40
	0.5 < Au < 1.0	4.0 * Au(g/t) + 38
	1.0 < Au < 2.0	14.0 * Au(g/t) + 28
	2.0 < Au	56
Federico Filo Type 1 (ROM)		60
Federico Filo Type 2, Amable Type 1 and Type 2		60% of estimated crushed ore recovery

Silver recovery is estimated to be 6.5% for Filo Federico Type 1 and Type 2 ores and 9.0% for Amable Type 1 and Type 2 ores.

RPA evaluated the budgeted gold and silver recovery versus the actual gold and silver recovery for 2009, 2010, and 2011. A summary of the evaluation is provided in Table 13-2.

In reviewing the data, it appears that the estimated recovery for both gold and silver were poor in 2009. In 2010 and 2011, the estimated gold recovery is reasonable and the estimates for silver recovery have improved dramatically, however, the variance between the estimated silver recovery and the actual silver recovery is over 20%.

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TABLE 13-2 EVALUATION OF ESTIMATED RECOVERY

Barrick Gold Corporation—Veladero Mine

		2009			2010			2011
	Actual	Budget	Variance	Actual	Budget	Variance	Actual	Budget	Variance
Crushing Plant and Leach Pad
Crushed Ore (dmt)	19,363,645	21,779,383	-11.1%	25,744,264	29,611,038	-13.1%	26,112,700	33,251,340	-21.5%
Crushed Ore Au grade (g/t)	1.54	1.11	38.5%	1.70	1.50	13.3%	1.41	1.16	22.0%
Crushed Ore Ag grade (g/t)	13.60	16.37	-17.0%	18.56	20.66	-10.2%	27.96	27.02	3.5%
Run of mine (dmt)	8,874,448	7,392,580	20.0%	4,951,720	4,576,962	8.2%	5,581,561	2,538,240	119.9%
Run of mine Au grade (g/t)	0.36	0.37	-0.2%	0.47	0.31	51.3%	0.68	0.27	152.5%
Run of mine Ag grade (g/t)	5.74	5.92	-3.1%	13.03	11.97	8.9%	12.30	5.45	125.8%
Total Placed (dmt)	28,238,092	29,171,963	-3.2%	30,695,984	34,188,000	-10.2%	31,694,262	35,789,581	-11.4%
Placed contained Au grade (g/t)	1.17	0.92	26.9%	1.50	1.34	12.0%	1.28	1.09	17.2%
Placed contained Ag grade (g/t)	11.13	13.72	-18.9%	17.67	19.50	-9.4%	25.20	25.49	-1.1%
Placed contained Au (oz)	1,063,101	865,487	22.8%	1,482,514	1,474,740	0.5%	1,305,528	1,258,001	3.8%
Placed Recoverable Au (oz)	766,824	648,924	18.2%	1,161,883	1,150,482	1.0%	965,670	882,025	9.5%
Placed contained Ag (oz)	10,101,598	12,871,369	-21.5%	17,435,188	21,430,849	-18.6%	25,682,442	29,325,811	-12.4%
Merrill Crowe Plant
Feed Volume (m3)	19,429,116	19,272,000	0.8%	20,928,322	20,219,238	3.5%	23,993,361	23,789,778	0.9%
Pregnant Solution Au Grade	0.98	1.06	-7.2%	1.69	1.79	-5.5%	1.28	1.30	-1.5%
Barren Solution Au Grade	0.02	0.02	0.6%	0.02	0.02	20.4%	0.02	0.02	0.6%
Refinery
Monthly Total Production Au (oz)	611,015	635,150	-3.8%	1,121,412	1,151,000	-2.6%	940,592	965,265	-2.6%
Monthly Total Production Ag (oz)	1,293,098	480,114	169.3%	2,113,774	1,626,743	29.9%	1,648,401	2,371,032	-30.5%
Leach Pad Inventory
Au (oz)	177,411			215,531			224,479
Recovery
Gold	57.5%	73.4%	-21.7%	75.6%	78.0%	-3.1%	72.0%	76.7%	-6.1%
Silver	12.8%	3.7%	243.2%	12.1%	7.6%	59.7%	6.4%	8.1%	-20.6%

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

Table 14-1 summarizes open pit Mineral Resources exclusive of Mineral Reserves as of December 31, 2011, based on a $1,400/oz gold price. The 2011 year-end Measured and Indicated Mineral Resources total 39.9 million tonnes averaging 0.36 g/t Au and 11.4 g/t Ag and contain 462,000 ounces of gold and 14.7 million ounces of silver. In addition, the 2011 year-end Inferred Mineral Resources total 67.7 million tonnes averaging 0.26 g/t Au and 11.3 g/t Ag and contain 572,000 ounces of gold and 24.5 million ounces of silver.

TABLE 14-1 MINERAL RESOURCES—DECEMBER 31, 2011

Barrick Gold Corporation—Veladero Mine

Category	Tonnes (million)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Measured	3.4	0.32	5.5	0.036	0.6
Indicated	36.5	0.36	12.0	0.426	14.0

Total Measured and Indicated	39.9	0.36	11.4	0.462	14.7

Inferred	67.7	0.26	11.3	0.572	24.5

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce and an US$/ARG exchange rate of 4.0.
3.	Mineral Resources are estimated at gold cut-off grades that vary by material type from approximately 0.109 g/t Au to 0.364 g/t Au.
4.	Mineral Resources are exclusive of Mineral Reserves.
5.	Numbers may not add due to rounding.

Silver recoveries are very low at Veladero, so silver is not considered for the resource and reserve cut-off grades. The resource estimate gold cut-off grades are 0.155 g/t for Type 1 ROM material from Filo Federico, 0.251 g/t for Type 1 ROM material from Amable, 0.364 g/t for Type 2 ROM material from Filo Federico and Amable, and 0.109 g/t for ROM material from Argenta. The resource model was prepared in March and April 2011, using all of the drill holes available up to April 14, 2011, by Barrick Senior Resource Geologist Marcello Zangrandi under the supervision of Barrick Superintendent of Resource and Reserve Modelling Benjamin Sanfurgo. Barrick Modelling Geologist Lucas Berbe assisted with the geology and copper modelling work.

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RPA reviewed the resource assumptions, input parameters, geological interpretation, and block modelling procedures and is of the opinion that the Mineral Resource estimate is appropriate for the style of mineralization and that the resource model is reasonable and acceptable to support the 2011 year-end Mineral Resource and Mineral Reserve estimates.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other issues that could materially affect the Mineral Resource and Mineral Reserve estimates.

GEOLOGICAL MODELS

The Veladero geology department has developed a very good understanding of the Veladero geology. Geological models were constructed to provide geologic control for grade estimation and to provide parameters for mine planning. Geology models for lithology, alteration and structural sub-zones were built using Vulcan software. The main faults have also been modelled. Interpretations were made by mine geology personnel on 50 m cross sections looking east-west for the lithology model and on 25 m cross sections looking east-west for the alteration model. Lines and control points based on the exploration drill holes, blast holes, and pit mapping were used in Vulcan to create 3D geological wireframes. The geological wireframes were inspected by mine personnel and minor revisions were made locally.

The wireframes built for the main lithological, alteration and sub-zones are listed in Tables 14-2, 14-3, and 14-4, respectively. These wireframes were used to assign codes to the block model.

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TABLE 14-2 LITHOLOGY CODES

Barrick Gold Corporation—Veladero Mine

Code	Description
1	Stratified Pyroclastic Rocks and Epiclastic Sediments (B1)
2	Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias (B2)
3	Felsic Crystal - Lithic Tuffs (Dacites-Rhyolites) (FCLT)
4	Feldspar Porphyry Intrusions and Domes (FP)
5	Mafic Crystal - Lithic Tuffs (MCLT)
6	Fine-grained Equigranular Diorite (DIF)
7	No Code
8	Colluvium (Co)

TABLE 14-3 ALTERATION CODES

Barrick Gold Corporation—Veladero Mine

Code	Description
1	Silica (Si)
2	Silica-alunite (QAL)
3	Alunite-silica (ALQ)
4	Quartz-illite (QILL)
5	Argillite (Arg)
6	Propylitic (PP)
7	Steam Heat (StHt)
8	Colluvium (Co)

TABLE 14-4 SUB-ZONE CODES

Barrick Gold Corporation—Veladero Mine

Code	Description
1	Filo Norte (FN)
2	Filo Mario (FM)
3	Filo Federico (FF)
4	Cuatro Esquinas (CE)
5	593
6	Amable (AM)
7	Este (E)
8	Agostina Sur (AS)
9	Agostina (AG)
10	Amable Este (AME)

Veladero has two main zones; Filo Federico (sub-zones 1, 2, 3, and 4) and Amable (5, 6, 7, 8, 9, and 10) The lithological, alteration, and sub-zone models are shown in Figures 14-1, 14-2, and 14-3, respectively.

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FIGURE 14-1 LITHOLOGICAL DOMAINS

6,753,000 N
6,753,000 N
2,405,000 E
2,407,000 E
2,408,000 E
Ca
Ca
FCLT
FCLT
6,752,000 N
6,752,000 N
B2
FP
OIF
FCLT
Ca
6,751,000 N
6,751,000 N
B1
MCLT
FCLT
6,750,000 N
6,750,000 N
MCLT
Ca
FCLT
6,749,000 N
6,749,000 N
2,406,000E
2,407,000E
2,408,000E
2,409,000E
0 200 400 600 800 1000
Metres

Lithology:

B1	Stratified Pyroclastic Rocks and Epiclastic Sediments
B2	Non-stratified Heterolithic Phreatomagmatic Intrusion Breccias
FCLT	Felsic Crystal - Lithic Tuffs (Dacite-Rhyolites)
FP	Feldspar Porphyry Intrusions and Domes
MCLT	Mafic Crystal - Lithic Tuffs
OIF	Fine-grained Equigranular Diorite
Ca	Colluvium

Figure 14-1

Barrick Gold Corporation

Veladero Mine
Argentina

Lithological Domains

March 2012

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FIGURE 14-2 ALTERATION DOMAINS

6,753,000 N
6,753,000 N
2,405,000 E
2,407,000 E
2,408,000 E
6,752,000 N
6,751,000 N
6,751,000 N
6,750,000 N
6,749,000 N
6,749,000 N
2,406,000 E
2,407,000 E
2,408,000 E
2,409,000 E
SHH
Si
PP
QAL
ALQ
Arg
0 200 400 600 800 1000
Metres
Alteration:
Si Silica
QAL Silica-alunite
ALQ Alunite-silica
QILL Quartz-illite
Arg Argillite
PP Propylitic
SHH Steam Heat
March 2012

Figure 14-2

Barrick Gold Corporation

Veladero Mine
Argentina

Alteration Domains

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FIGURE 14-3 SUB-ZONE DOMAINS

6,754,000 N
6,753,000 N
6,752,000 N
6,751,000 N
6,749,000 N
Filo Norte
Filo Mario
Filo Federico
Cuatro Esquinas
203
Este
Agostina
Amable
Amable Este
Agostina Sur
2,405,000E
2,406,000E
2,407,000E
2,408,000E
2,409,000E
2,410,000E
0 250 500 750 1000
Metres

Figure 14-3

Barrick Gold Corporation

Veladero Mine
Argentina

Sub-Zone Domains

March 2012

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GEOLOGICAL DOMAINS

The main mineralization controls are the alteration and sub-zone domains. The mineralization typically cross-cuts the interpreted lithological boundaries, except for colluvium and steam heat. The steam heat lithology is mostly a barren post-mineralization alteration overprint. The base of the colluvium is mostly barren, however, it can host some mineralized fragments that are of economic interest locally.

The alteration codes are grouped into four simplified alteration domains which are listed below:

1.	Silicification-Advanced Argillic Domain (Alteration codes 1 to 3)

2.	Argillic Propylitic Domain (Alteration codes 4 to 6)

3.	Steam Heat (Alteration code 7)

4.	Colluvium (Lithology code 8)

The distinction between silica-alunite and alunite-silica alteration has no impact on grade interpolation, but has a significant impact on pit slope angles.

In decreasing importance, silicification, quartz-alunite, and alunite-quartz are the key alteration types associated with the mineralization. Based on the drill hole database alteration codes, approximately 59% of the total metres drilled are coded as silicification, 7% is quartz-alunite, and 8% is alunite-quartz. Consequently, the Argillic Domain hosts a very minor portion of the global resource, approximately 3% of the resources, the steam heat hosts approximately 1% of the resources, the colluvium hosts approximately 8% of the resources.

GRADE DOMAINS

The drill hole and blast hole data are used to build 3D envelopes at 0.2 g/t Au and 25 g/t Ag from five metre bench contours. A separate lower grade indicator envelope was created based on blocks with a greater than 50% probability of grading over 0.1 g/t Au because the lowest cut-off grade is now lower than the 0.2 g/t Au envelope. The indicator was used to expand the 0.2 g/t Au envelope along strike and down dip. This results in three grade domains (Figure 14-4) and they were used to assign codes to the block model (Table 14-5).

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TABLE 14-5 GRADE DOMAIN CODES

Barrick Gold Corporation—Veladero Mine

Code	Description
0	Low (<0.1 g/t Au)
1	Medium (0.1 to 0.2 g/t Au)
2	High (>0.2 g/t Au)

The High Grade Domain is treated as a hard boundary whereby only composites located in it are used to interpolate blocks situated in it. The Medium Grade Domain and Low Grade Domain are soft boundaries so composites from all three grade domains can target blocks in these domains, however, all composites are capped to 0.3 g/t Au before interpolating blocks in these domains.

RPA’s preference would be to define the Medium Grade Domain manually in the future and to use the drill holes as well as all of the blast hole data.

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FIGURE 14-4 GRADE DOMAINS

6,753,000 N
6,753,000 N
2,406,000 E
2,407,000 E
2,408,000 E
N
Federico
Zone
6,752,000 N
6,752,000 N
Topography
Mid Year
Pit Reserve
6,751,000 N
6,751,000 N
Amable
Zone
0
200
400
600
800
Metres
Mid Year
Pit Reserve
6,750,000 N
Grade Domains:
Low (<0.1 g/t Au)
Medium (0.1 to 0.2 g/t Au)
High (>0.2 g/t Au)
2,408,000 E
March 2012

Figure 14-4

Barrick Gold Corporation

Veladero Mine

Argentina

Grade Domain (Level 4200)

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METALLURGICAL DOMAINS

The metallurgical recoveries model was updated in November 2008. It is based on bottle roll tests realized by LMI laboratory and internal tests at Veladero for Filo Federico Type 1 material. All other metallurgical types maintain the 2002 metallurgical recovery model. Metallurgical recoveries vary with gold grade and metallurgical type (Section 13, Table 13-1). Silver recovery is very low and estimated to be 6.5% for Federico Filo Type 1 and Type 2 mineralization and 9.0% for Amable Type 1 and Type 2 mineralization. Metallurgical characteristics depend on mineralogy. In particularly, Type 2 is associated to argentojarosite, which basically encapsulates free gold. Consequently, recovery is lower for Type 2 mineralization. Figure 14-5 shows the spatial distribution for Types 1 and 2 at Amable and Filo Federico.

FIGURE 14-5 METALLURGICAL DOMAINS

From Gavelán (2008)

DENSITY DATA

Tonnage factors are assigned based on the main alteration units (Table 14-6). All blocks in the silicified alteration domain are assigned a tonnage factor of 2.47 t/m³. All blocks in the silica-alunite and alunite-silica domains are assigned a tonnage factor of 2.36 t/m³. The tonnage factor for these alteration domains is lower because of the higher clay and vuggy silica content. All of the blocks related to the weaker alteration domains are assigned 2.45 t/m³. The steam-heated alteration blocks are assigned 2.10 t/m³ and the colluvium blocks are assigned 2.00 t/m³.

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TABLE 14-6 TONNAGE FACTORS

Barrick Gold Corporation—Veladero Mine

Alteration Type	Main Model (t/m³)
Silicification	2.47
Silica-alunite/Alunite-silica	2.36
Quartz-illite	2.45
Argillite	2.45
Propylitic	2.45
Steam Heat	2.10
Colluvium	2.00

The tonnage factors are based on over one thousand density tests available up to the end of 2009 and there are no significant differences between this data and the density data available up to the end of 2011. A new tonnage factor study is underway based on 2,455 samples taken from the pit and sent to AcmeLabs in Santiago for water immersion density tests on paraffin coated hand samples. The final results, including investigating variability with depth, will be available for the next resource estimate. RPA does not anticipate any significant changes to the current tonnage factors and is of the opinion that they are reasonable.

CUT-OFF GRADES

The resource cut-off grades are based on a $1,400/oz gold price and the cost, recovery, and other parameters discussed in Section 15 Mineral Reserves. The cut-off grade estimates vary by material type and pit. The resource and reserve cut-off grade estimate details for the Veladero and Argenta pits are very well documented in Diaz, (2011b) and Diaz (2011c), respectively. The resource estimate gold cut-off grades are 0.155 g/t Au for Type 1 ROM material from Filo Federico, 0.251 g/t Au for Type 1 ROM material from Amable, 0.364 g/t Au for Type 2 ROM material from Filo Federico and Amable, and 0.109 g/t Au for ROM material from Argenta.

ASSAY STATISTICS

The assay statistics for gold are summarized and shown as boxplots in Figure 14-6.

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FIGURE 14-6 ASSAY STATISTICS BY ZONES AND ALTERATION

BoxPlot Alteration Raw Data Au >0.0001 %
Gold Grade (%)
% Meters
1000.00
100.00
10.00
1.00
0.10
0.01
0.00
0.6
0.5
0.4
0.3
0.2
0.1
0
All zones
Federico & S
Amable & S
Federico & Q/AL
Amable & Q/AL
Federico & ALQ
Amable & ALQ
Federico & Q/LL
Amable & Q/LL
Federico & Arg
Amable & Arg
Federico & PP
Amable & PP
1Q
Max
Min
Median
Mean
3Q
% Meters

Assays Statistics

BoxPlot Alteration Raw Data Au >0.0001 %
Mean vs CV Alteration Raw Data Au >0.0001 %

	Alteration Raw Data Au >0.0001 %			Gold Grade (%)							
Description	Code	Meters	% Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
All zones		301,341		0.44	2.80	0.001	0.02	0.05	0.27	884.00	6.42
Federico & Si	11	156,083	51.8%	0.46	2.24	0.001	0.03	0.11	0.40	363.00	4.88
Amable & Si	12	22,037	7.3%	1.60	8.09	0.001	0.02	0.13	1.31	884.00	5.07
Federico & Q/AL	21	2,454	0.8%	0.13	0.72	0.002	0.01	0.02	0.08	14.38	5.38
Amable & Q/AL	22	18,248	6.1%	0.34	0.92	0.002	0.03	0.08	0.27	32.88	2.74
Federico & ALQ	31	1,438	0.5%	0.07	0.20	0.002	0.02	0.03	0.08	3.61	2.80
Amable & ALQ	32	24,084	8.0%	0.45	1.54	0.001	0.02	0.09	0.35	74.00	3.44
Federico & Q/LL	41	895	0.3%	0.74	1.45	0.002	0.02	0.18	0.72	13.84	1.95
Amable & Q/LL	42	124	0.0%	0.03	0.08	0.002	0.00	0.01	0.02	0.51	2.31
Federico & Arg	51	605	0.2%	0.01	0.02	0.002	0.00	0.00	0.01	0.30	2.31
Amable & Arg	52	5,872	1.9%	0.07	0.32	0.002	0.00	0.01	0.03	10.95	4.94
Federico & PP	81	33	0.0%	0.03	0.21	0.002	0.00	0.01	0.01	1.95	8.20
Amable & PP	82	2,702	0.9%	0.08	0.33	0.002	0.00	0.01	0.03	9.22	4.38

Figure 14-6

Barrick Gold Corporation

Veladero Mine
Argentina

Assay Statistics by Zone and Alteration

March 2012

Source: Zangrandi, 2011.

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The assays for 251,138 m of drilling average 0.55 g/t Au and have a very high coefficient of variation (CV) equal to 6.08. Approximately 58% of the assays are situated in the silicified alteration domain at the Federico Zone and average 0.55 g/t Au. Alunite-quartz at the Amable Zone is the second most abundant alteration domain at 9% and it averages 0.5 g/t Au.

CAPPING OF HIGH GRADE VALUES

High assays are capped prior to compositing. The main capping levels are 35 g/t Au and 200 g/t Ag for the Filo Federico pit and 50 g/t Au and 300 g/t Ag for the Amable pit. High assays in the quartz-alunite and alunite-quartz alteration at the Amable Zone are capped to 12.0 g/t Au and the high assays in the quartz-alunite and alunite-quartz alteration at the Filo Federico pit are capped to 2.0 g/t Au. Lower capping levels, in the 0.1 g/t Au to 3.0 g/t Au range, are applied to a very small proportion of the assays located in the weaker intensity alteration domains (Table 14-7).

TABLE 14-7 GOLD CAPPING LEVELS

Barrick Gold Corporation—Veladero Mine

Description	Code	Metres	Metres %	Cap (g/t)	CV Capped	GT Lost	Percentile
All zones		301,341		50.0	1.91	3.6%	99.97%
Federico & Si	11	156,063	51.8%	35.0	3.05	3.2%	99.95%
Amable & Si	12	22,087	7.3%	50.0	2.47	8.5%	99.83%
Federico & QAL	21	2,454	0.8%	2.0	1.98	30.3%	99.06%
Amable & QAL	22	18,246	6.1%	12.0	2.47	1.4%	99.90%
Federico & ALQ	31	1,438	0.5%	2.0	2.41	3.0%	99.72%
Amable & ALQ	32	24,064	8.0%	12.0	2.38	5.1%	99.82%
Federico & QILL	41	855	0.3%	0.1	0.91	90.4%	39.69%
Amable & QILL	42	124	0.0%	0.1	1.00	26.8%	94.35%
Federico & Arg	51	605	0.2%	0.1	1.48	10.1%	97.37%
Amable & Arg	52	5,672	1.9%	0.1	0.80	65.1%	90.3%
Federico & PP	61	88	0.0%	0.1	0.89	67.8%	96.6%
Amable & PP	62	2,702	0.9%	0.1	0.81	67.7%	85.7%

From Zangrandi (2011)

The capping levels are primarily based on examining statistics, histograms, and log probability plots of the assays for each alteration domain at the Filo Federico and Amable zones. The current capping levels reduce the contained gold at Filo Federico and Amable by approximately three percent and eight percent, respectively. The current

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capping levels reduce the contained silver at Filo Federico and Amable by approximately one percent and three percent, respectively. Note that Amable is approximately three times more sensitive to capping compared to Filo Federico.

Barrick also applied a second capping level directly to composites for some of the interpolation passes to further reduce the gold grade in some blocks with values deemed to be too high. The composites were capped to 15 g/t Au in the Amable sub-zone and to 10 g/t Au in the Filo Federico zone high grade domain.

Also, all composites are capped to 0.3 g/t Au before interpolating the Medium Grade Domain and Low Grade Domain blocks.

RPA concurs with the capping levels selected by Barrick. The production reconciliation results confirm they are reasonable.

COMPOSITES

Drill hole sample data were composited into five metre lengths starting at the drill hole collars and resetting at the base of the colluvium.

The composite file has an additional length field to track the actual length of each composite that is supported by sample data. The grade interpolation used length weighted composites to help reduce the influence of shorter composites.

The composite statistics for each alteration within each zone are summarized and shown as boxplots in Figure 14-7.

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FIGURE 14-7 COMPOSITE STATISTICS BY ZONE AND ALTERATION

BoxPlot Alteration 5m comp Au cap >0.0001 %
Gold Grade (%)
% Meters
100.00
10.00
1.00
0.10
0.01
0.00
0.6
0.5
0.4
0.3
0.2
0.1
0
A zones
Federico & S
Amable & S
Federico & QAL
Amable & QAL
Federico & ALQ
Amable & ALQ
Federico & QILL
Amable & QILL
Federico & Arg
Amable & Arg
Federico & PP
Amable & PP
1Q
Max
Min
Median
Mean
3Q
% Meters

Composite Statistics

BoxPlot Alteration 5m comp Au cap >0.0001 %
Mean vs CV Alteration 5m comp Au cap >0.0001 %

	Alteration 5m comp Au cap >0.0001 %			Gold Grade (%)							
Description	Code	Meters	% Meters	Mean	Std.dev	Min	1Q	Median	3Q	Max	CV
All zones		302,319		0.41	1.37	0.001	0.02	0.08	0.29	45.04	3.31
Federico & Si	11	157,074	52.0%	0.47	1.27	0.001	0.04	0.13	0.44	35.00	2.72
Amable & Si	21	22,243	7.4%	1.48	3.35	0.001	0.02	0.18	1.45	45.04	2.30
Federico & QAL	12	2,470	0.8%	0.09	0.23	0.002	0.01	0.02	0.08	2.00	2.48
Amable & QAL	22	18,283	6.0%	0.33	0.70	0.002	0.03	0.10	0.33	9.88	2.10
Federico & ALQ	13	1,438	0.5%	0.07	0.13	0.002	0.02	0.03	0.07	1.38	1.81
Amable & ALQ	23	24,222	8.0%	0.42	0.89	0.002	0.03	0.11	0.41	10.89	2.11
Federico & QILL	14	224	0.1%	0.01	0.01	0.002	0.00	0.01	0.02	0.04	0.79
Amable & QILL	24	125	0.0%	0.02	0.02	0.002	0.00	0.01	0.02	0.09	1.20
Federico & Arg	15	812	0.3%	0.01	0.01	0.002	0.00	0.00	0.01	0.04	1.08
Amable & Arg	25	5,883	1.9%	0.02	0.03	0.002	0.01	0.01	0.03	0.37	1.30
Federico & PP	18	84	0.0%	0.01	0.01	0.002	0.01	0.01	0.02	0.03	0.78
Amable & PP	28	2,735	0.9%	0.02	0.03	0.002	0.00	0.01	0.03	0.10	1.34

Figure 14-7

Barrick Gold Corporation

Veladero Mine
Argentina

Composite Statistics by Zone and Alteration

March 2012

Source: Zangrandi, 2011.

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CONTACT PLOT ANALYSIS

Contact plots were generated for gold values to explore the relationship between the grade variable when moving from one geological domain to another.

The contact plots are constructed with Vulcan software. Vulcan searches for data with a given alteration code and then for data with another specified alteration code and groups the grades according to the distance between the two points. This allows for a graphical representation of the grade trends away from a “contact.” If average grades are reasonably similar near a boundary and then diverge as distance from the contact increases, then the particular boundary should probably not be used as a grade constraint and is referred to as a “soft” boundary. If the averages are distinctly different across a boundary, then the boundary may be important in constraining the grade estimation and the boundary is referred to as “hard”. Examples of contact plots for soft and hard boundaries are shown in Figures 14-8 and 14-9, respectively.

Domains with hard boundaries were used separately and soft boundaries were combined in the multi pass to interpolate grades.

FIGURE 14-8 GOLD CONTACT PLOT FOR QAL AND ALQ ALTERATION

DOMAINS AT FILO FEDERICO

From Zangrandi (2011)

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FIGURE 14-9 GOLD CONTACT PLOT FOR SI AND QAL/ALQ ALTERATION DOMAINS AT AMABLE

From Zangrandi (2011)

VARIOGRAPHY

Barrick built omni-directional correlograms for Filo Federico, Amable, and the entire Veladero deposit using 15 m length composites greater than 0.1 g/t Au (Figure 14-10). The correlograms are smooth, clearly defined, and well-supported by thousands of composite pairs. The range is approximately 200 m and the relative nugget effect is very low for a gold deposit at only approximately 10%. The ranges at 90% and 80% of the sill are approximately 110 m and 70 m, respectively.

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FIGURE 14-10 VELADERO OMNI-DIRECTIONAL CORRELOGRAM

1.20
1.00
0.80
0.60
0.40
0.20
0.00
Gamma(h)
0
50
100
150
200
250
Lag Distance h
(MT)
110
70
3 D Omnidirectional
spherical model
sample variance
range at 70% of sample variance
range at 80% of sample variance
range at 90% of sample variance
Omni Am Au > 0.1
Omni Fed Au > 0.1

Figure 14-10

Barrick Gold Corporation

Veladero Mine

Argentina

Omni - Directional Correlogram

March 2012

Source: Zangrandi, 2011.

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RESOURCE ESTIMATION METHODOLOGY

The step by step resource estimation methodology is well described in Zangrandi (2011). The Vulcan C shell file (estima_au11.csh) provides an excellent record of all the steps done in Vulcan to build the resource block model.

The Veladero Mineral Resource model extends from 2,405,900 m to 2,408,800 m east, 6,749,496 m to 6,753,396 m north, and 3,702.5 m to 4,852.5 m in elevation. The 5 m high by 5 m by 5 m block model is populated directly from the lithology, alteration, sub-zone, and grade envelope triangulations and a separate script is run to incorporate the grade domain codes related to the indicator grade domains.

The capped assays were composited into five metre lengths. Composites for gold and silver were created. The composite lithology, alteration, sub-zone, and grade domain codes are back-flagged from the block model.

Veladero used multiple pass inverse distance square (ID²) to interpolate Au and Ag grades for all domains. Length-weighted composites are used.

The search ellipsoids for Au are generally horizontal pancakes for the lithological domains 7, 8 and for all the Amable Zone, and horizontal to sub-horizontal pancakes oriented at 0° to 330° with a range of dips (0° to -10°) for the Filo Federico zone. The search orientations vary for each zone. The longest search ellipsoid radii are 110 m by 110 m by 50 m for the final pass and the shortest search distances are 2.5 m by 2.5 m by 2.5 m for the first pass box search.

There are seven ID² passes used for the interpolation of grades. The first one is the general box pass, which is always run first and is based on a minimum of one composite. The second pass is used for the colluvium domain, which is based on 30 m by 30 m by 30 m radii and a minimum of one composite and a maximum of three composites per hole. The third and the fourth passes are used for the steam heat domain, inside the Medium Grade Domain and inside all grade domains respectively, which are based on 80 m by 80 m by 45 m radii and a minimum of one composite and a maximum of three composite, with a maximum of one composite per hole.

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There are three more ID² passes used for each of the grade domains within each sub-zone domain and within each alteration domain and within the remaining lithological domains. Each of these passes actually comprises a number of actual interpolation runs.

The fifth passes use a minimum of two composites and a maximum of three composites, with a maximum of one composite per hole. The fifth pass radii are the distances defined by 80% of the omni-directional sill. The sixth pass radii are shorter than the fifth pass radii. The sixth pass, however, uses a minimum of one composite and a maximum of three composites, with a maximum of one composite per hole. The seventh pass radii are the distances defined by 90% of the omni-directional sill. The seventh passes use a minimum of two composites and a maximum of three composites with a maximum of one composite per hole.

The multi-pass interpolation parameters are summarized in Table 14-8.

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TABLE 14-8 GOLD ESTIMATION PARAMETERS
Barrick Gold Corporation – Veladero Mine

		Composite Selection					Block Selection			Search Orientation			Search Distances			Composites
																		Maximun
Pass N°	Estimation Type	Alteration Domain	Grade Domain	Lithological Domain	Zone	Sub-Zone	Alteration Domain	Grade Domain	Lithological Domain	Bearing (Z)	Plunge (Y)	Dip (X)	Major Axis	Semi- Major Axis	Minor Axis	Min Samples per Est	Max Samples per Est	Sample per Drill Hole
1	IDW2	all	all	all	all	all	all	all	all	0	0	0	2.5	2.5	2.5	1	99
2	IDW2	8	all	all	all	all	8	all	all	330	0	0	30	30	30	1	99	3
3	IDW2	7	2	all	all	all	7	2	all	330	0	0	80	80	45	1	3	1
4	IDW2	7	0,1	all	all	all	7	all	all	330	0	0	80	80	45	1	3	1
5	IDW2	4,5,6		1,2,3,4,5,6		5,7,8,9,10	4,5,6		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	4,5,6		1,2,3,4,5,6		6	4,5,6		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		8,10	1		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		6	1		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
			2					2
5	IDW2	1,2,3		1,2,3,4,5,6		5,7,9	1		1,2,3,4,5,6,7	330	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		8,10	2,3		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		6	2,3		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
					Amable
5	IDW2	1,2,3		1,2,3,4,5,6		5,7,9	2,3		1,2,3,4,5,6,7	330	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		5,7,8,9,10	1,2,3		1,2,3,4,5,6	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		6	1,2,3		1,2,3,4,5,6	35	0	0	70	70	30	2	3	1
			all					1
5	IDW2	4,5,6		1,2,3,4,5,6		5,7	4,5,6		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	4,5,6		1,2,3,4,5,6		6	4,5,6		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3,4,5,6		1,2,3,4,5,6		5,7,8,9,10	1,2,3,4,5,6,8		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
			0					all
5	IDW2	1,2,3,4,5,6		1,2,3,4,5,6		6	1,2,3,4,5,6,8		1,2,3,4,5,6,7	35	0	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	50	50	25	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	70	70	30	2	3	1
			2					2
5	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	50	50	25	2	3	1
5	IDW2	4,5,6		1,2,3,4,5,6	Federico	1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	70	70	30	2	3	1
5	IDW2	1,2,3		1,2,3,4,5,6		1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	70	70	30	2	3	1
			all					1
5	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	70	70	30	2	3	1
5	IDW2	1,2,3,4,5,6	0	1,2,3,4,5,6		1,2,3,4	1,2,3,4,5,6,8	all	1,2,3,4,5,6,7	330	-10	0	70	70	30	2	3	1
6	IDW2	4,5,6		1,2,3,4,5,6		5,6,7,8,9,10	4,5,6		1,2,3,4,5,6,7	35	0	0	35	35	15	1	3	1
6	IDW2	1,2,3		1,2,3,4,5,6		6,8,10	1		1,2,3,4,5,6,7	35	0	0	35	35	15	1	3	1
6	IDW2	1,2,3	2	1,2,3,4,5,6		5,7,9	1	2	1,2,3,4,5,6,7	330	0	0	35	35	15	1	3	1
6	IDW2	1,2,3		1,2,3,4,5,6		6,8,10	2,3		1,2,3,4,5,6,7	35	0	0	35	35	15	1	3	1
					Amable
6	IDW2	1,2,3		1,2,3,4,5,6		5,7,9	2,3		1,2,3,4,5,6,7	330	0	0	35	35	15	1	3	1
6	IDW2	1,2,3		1,2,3,4,5,6		5,6,7,8,9,10	1,2,3		1,2,3,4,5,6	35	0	0	35	35	15	1	3	1
			all					1
6	IDW2	4,5,6		1,2,3,4,5,6		5,6,7,8,9,10	4,5,6		1,2,3,4,5,6,7	35	0	0	35	35	15	1	3	1
6	IDW2	1,2,3,4,5,6	0	1,2,3,4,5,6		5,6,7,8,9,10	1,2,3,4,5,6,8	all	1,2,3,4,5,6,7	35	0	0	35	35	15	1	3	1
6	IDW2	1,2,3		1,2,3,4,5,6		1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	35	35	15	1	3	1
			2					2
6	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	35	35	15	1	3	1
6	IDW2	1,2,3		1,2,3,4,5,6	Federico	1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	35	35	15	1	3	1
			all					1
6	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	35	35	15	1	3	1
6	IDW2	1,2,3,4,5,6	0	1,2,3,4,5,6		1,2,3,4	1,2,3,4,5,6,8	all	1,2,3,4,5,6,7	330	-10	0	35	35	15	1	3	1
7	IDW2	4,5,6		1,2,3,4,5,6		5,7,8,9,10	4,5,6		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	4,5,6		1,2,3,4,5,6		6	4,5,6		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		8,10	1		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		6	1		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
			2					2
7	IDW2	1,2,3		1,2,3,4,5,6		5,7,9	1		1,2,3,4,5,6,7	330	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		8,10	2,3		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		6	2,3		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
					Amable
7	IDW2	1,2,3		1,2,3,4,5,6		5,7,9	2,3		1,2,3,4,5,6,7	330	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		5,7,8,9,10	1,2,3		1,2,3,4,5,6	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		6	1,2,3		1,2,3,4,5,6	35	0	0	110	110	50	2	3	1
			all					1
7	IDW2	4,5,6		1,2,3,4,5,6		5,7,8,9,10	4,5,6		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	4,5,6		1,2,3,4,5,6		6	4,5,6		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3,4,5,6		1,2,3,4,5,6		5,7,8,9,10	1,2,3,4,5,6,8		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
			0					all
7	IDW2	1,2,3,4,5,6		1,2,3,4,5,6		6	1,2,3,4,5,6,8		1,2,3,4,5,6,7	35	0	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6		1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	110	110	50	2	3	1
			2					2
7	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	110	110	50	2	3	1
7	IDW2	1,2,3		1,2,3,4,5,6	Federico	1,2,3,4	1,2,3		1,2,3,4,5,6,7	330	-10	0	110	110	50	2	3	1
			all					1
7	IDW2	4,5,6		1,2,3,4,5,6		1,2,3,4	4,5,6		1,2,3,4,5,6,7	330	-10	0	110	110	50	2	3	1
7	IDW2	1,2,3,4,5,6	0	1,2,3,4,5,6		1,2,3,4	1,2,3,4,5,6,8	all	1,2,3,4,5,6,7	330	-10	0	110	110	50	2	3	1

Barrick Gold Corporation – Veladero Mine, Project #1682	Rev. 0 Page 14-21
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RE-BLOCKING TO FINAL RESOURCE MODEL

The five metre high by five metre by five metre blocks are re-blocked into the final resource model, which has fifteen metre high by ten metre by ten metre blocks. The re-blocked grades are assigned based on tonnage weighting the original block grades and the geology and other codes are assigned based on majority rules. Over time, Veladero has developed a sophisticated multi-pass interpolation process that works well. RPA is of the opinion that the Veladero resource estimation methodology is reasonable and acceptable.

RESOURCE ESTIMATE VALIDATION

MAGSA has validated the resource block model using six separate validation procedures. The results are provided in Zangrandi (2011) and the reconciliation and gold elevation swath plot results are included below.

1.	Visual inspection of block and composite values on sections and plans

2.	Reconciliation with the ore control model

3.	Block versus composite statistics

4.	ID² versus Nearest Neighbour (NN) swath plots

5.	Comparison between 2010 and 2011 estimates

MAGSA and RPA visually compared the composite and block grades on plans and sections and found that they correlate very well spatially (Figures 14-11 and 14-12).

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 14-22
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FIGURE 14-11 BLOCK AND COMPOSITE AU GRADES – SECTION

6,752,600N AT FILO FEDERICO PIT

2,406,500 E
2,407,000 E
2,407,500 E
4600 L
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
3900 L
3800 L
Surface
Mid Year
Pit Reserve
Block: Au (PPM)
0.001 <= < 0.10
0.100 <= < 0.20
0.200 <= < 0.35
0.350 <= < 0.50
0.500 <= < 1.00
1.000 <= < 3.00
3.000 <= < 5.00
5.000 <= < 10.00
>= 10.000
0 100 200 300 400
Metres
Barrick Gold Corporation
Veladero Mine
Argentina
Block and Composite Au Grades
Section 6,752,600N at Federico Zone
March 2012

Figure 14-11

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 14-23
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FIGURE 14-12 BLOCK AND COMPOSITE AU GRADES – SECTION

6,750,500N AT AMABLE PIT

2,407,500 E
2,408,000 E
4500 L
4400 L
4300 L
4200 L
4100 L
4000 L
3900 L
3800 L
Surface
Block: Au (PPM)
0.001 <= <0.10
0.100 <= <0.20
0.200 <= <0.35
0.350 <= <0.50
0.500 <= <1.00
1.000 <= <3.00
3.000 <= <5.00
5.000 <= <10.00
>= 10.000
Mid Year
Pit Reserve
0
100
200
300
400
Metres
March 2012

Figure 14-12

Barrick Gold Corporation

Veladero Mine

Argentina

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 14-24
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The official reconciliation data for the first nine months of 2011 indicate that the resource model overestimates the tonnage by approximately 3%, overestimates the gold grade by approximately 1%, overestimates the silver grade by approximately 5%, and overestimates the contained gold and silver by approximately 4% and 7%, respectively (Table 14-9).

TABLE 14-9 2011 RECONCILIATION RESULTS
Barrick Gold Corporation – Veladero Mine

	2011 Grade Control					2011 Resource Model
		Au	Au	Ag	Ag		Au	Au	Ag	Ag
Month	Tonnes	(g/t)	(oz)	(g/t)	(oz)	Tonnes	(g/t)	(oz)	(g/t)	(oz)
Jan	2,375,767	1.15	87,637	15.02	1,146,961	2,633,833	1.04	87,932	14.75	1,249,102
Feb	2,427,943	0.83	64,802	17.16	1,339,809	2,514,234	0.91	73,639	21.74	1,756,992
Mar	2,751,295	1.19	104,893	24.53	2,169,393	2,898,556	1.34	124,813	24.29	2,263,286
Apr	2,856,484	1.21	111,167	27.70	2,544,213	2,869,267	1.19	109,645	30.05	2,772,036
May	2,597,485	1.38	115,474	39.71	3,316,178	2,682,819	1.13	97,465	34.58	2,982,592
Jun	2,760,166	1.66	147,412	43.86	3,892,013	2,503,046	2.00	160,761	50.39	4,054,813
Jul	2,549,078	1.69	138,372	34.61	2,836,705	2,474,219	1.58	125,600	37.17	2,956,657
Aug	3,086,292	1.15	113,769	26.07	2,586,554	3,106,365	1.28	127,349	28.98	2,894,099
Sep	2,946,341	1.11	105,589	19.35	1,833,139	3,320,062	1.12	119,478	22.63	2,415,218

Totals	24,350,851	1.263	989,115	27.673	21,664,966	25,002,401	1.277	1,026,683	29.041	23,344,794

Percent Differences						2.6%	1.1%	3.7%	4.7%	7.2%

MAGSA prepared graphs that compare the composite and block gold grades for the main interpolation domains. The block means are generally significantly lower than the composite means and the block gold grade histograms show much higher frequencies of low grade blocks and much lower frequencies of high grade blocks compared to the composite histograms. RPA assumes that this is due to a much larger proportion of lower grade wallrock blocks relative to lower grade wallrock composites. This can be seen in the cross sections above. This renders this type of validation much less conclusive.

The NN and ID² swath plots by elevation are shown in Figure 14-13. It is clear that most of the resource is situated between approximately the 3,900 MASL and 4,400 MASL elevations. The NN and ID² average grades follow similar curves and the ID² grades are slightly lower than the NN grades as would be expected.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 14-25
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FIGURE 14-13 ELEVATION SWATH PLOT

RESOURCE CLASSIFICATION

The classification criteria are based on distances from 15 m composites to the 15 m by 10 m by 10 block centroids and the number of holes as follows:

Measured Mineral Resources:

•	One composite within 10 m of a block.

Indicated Mineral Resources:

•

Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated 10 m to 70 m from a block or one composite from one drill hole that is located 10 m to 35 m from a block.

•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located 10 m to 35 m from a block.

Inferred Mineral Resources:

•	Blocks Inside 0.2 g/t Au Envelope: At least two composites from two drill holes that are situated 70 m to110 m from a block.

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•	Blocks Outside 0.2 g/t Au Envelope: One composite from one drill hole that is located 35 m to 70 m from a block.

•

All Colluvium and Steam Heat Blocks: At least two composites from two drill holes that are situated 35 m to 110 m from a block or one composite from one drill hole that is located 0 m to 35 m from a block.

The 70 m and 110 m distances correspond to the omni-directional correlogram ranges at 80% and 90% of the sill. Figure 14-10 shows the omni-directional correlograms using all of the 15 m gold composites greater than 0.1 g/t at Filo Federico, Amable, and the two areas combined.

RPA recommends that MAGSA consider two minor modifications to the resource classification criteria in the future. Firstly, Inferred should be automatically assigned to all blocks located outside the 0.10 g/t Au indicator envelope, and secondly, assign Inferred to blocks centered on isolated drill holes. Neither of these changes would have a significant impact on the current resource classification.

Categories assigned to each block were post-processed to reduce isolated blocks enveloped in a different category and produce more continuous areas with similar classification categories. It is RPA’s opinion that the application of a classification category clean-up script is best practice. RPA’s view is that the Inferred classification criteria are conservative. Overall, RPA’s opinion is that the classification criteria are slightly conservative.

RPA is of the opinion that the classification criteria are reasonable and acceptable and comply with the CIM (2010) definitions.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 14-27
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15 MINERAL RESERVE ESTIMATE

The resource estimates discussed in Section 14 were prepared using industry standard methods and appear to provide an acceptable representation of the deposit. RPA reviewed the reported resources, production schedules, and cash flow analysis to determine if the resources meet the CIM Definition Standards for Mineral Resources and Mineral Reserves, to be classified as reserves. Based on this review, it is RPA’s assessment that the Measured and Indicated Mineral Resource within the final pit design at Veladero can be classified as Proven and Probable Mineral Reserves.

The open pit Mineral Reserves are estimated to be 437 million tonnes at 0.75 g/t Au and 14.1 g/t Ag, containing 10.6 million ounces of gold and 198 million ounces of silver and are classified as Proven and Probable Reserves as presented in Table 15-1. Over 90% of the open pit reserves are located within the Filo Federico pit of Veladero, with the remainder coming from Amable, Argenta, and Agostina Sur pits.

TABLE 15-1 MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Veladero Mine

Category	Tonnes (Mt)	Gold Grade (g/t Au)	Silver Grade (g/t Ag)	Contained Gold (Moz Au)	Contained Silver (Moz Ag)
Proven	17.0	0.89	16.2	0.49	8.9
Probable	403.0	0.75	14.5	9.73	187.4
Stockpiles	7.3	0.51	6.0	0.12	1.4
Inventory	9.3	0.75	—	0.22	—

Proven & Probable	436.5	0.75	14.1	10.56	197.7

Notes:

1.	CIM definitions were followed for Mineral Reserves.

2.	Mineral Reserves are estimated at a variable cut-off grade based on process cost, recovery and profit. The cut-off grades vary from approximately 0.13 g/t Au to 0.42 g/t Au.

3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce and an US$/ARG exchange rate of 4.0.

4.	Numbers may not add due to rounding.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 15-1
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16 MINING METHODS

SUMMARY OF MINING OPERATIONS

The Veladero Mine is a traditional open pit truck/shovel heap leach operation that has been in continuous operation since 2005. Table 16-1 summarizes the production history through October 2011. To this date, Veladero has produced 4.03 million ounces of gold plus 6.3 million ounces of silver.

TABLE 16-1 VELADERO PRODUCTION HISTORY

Barrick Gold Corporation – Veladero Mine

Year		Ore Placed		Cont.	Cont.	Production
	Tonnes (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Gold (Moz Au)	Silver (Moz Ag)	Gold Moz Au	Silver Moz Ag	Waste Tonnes (Mt)	Total Tonnes (Mt)	Strip Ratio
VELADERO
2005	4.1	0.77	18.8	0.10	2.5	0.06	0.0	53.5	57.6	13.1
2006	13.7	2.03	17.9	0.89	7.9	0.51	0.6	60.7	74.4	4.4
2007	17.8	0.92	6.6	0.53	3.8	0.47	0.4	51.6	69.4	2.9
2008	21.2	0.85	4.5	0.58	3.1	0.54	0.5	63.6	84.9	3.0
2009	28.2	1.17	11.1	1.06	10.1	0.61	1.3	62.3	90.5	2.2
2010	30.7	1.50	17.7	1.48	17.4	1.12	2.1	41.9	72.6	1.4
2011	23.8	1.33	27.5	1.02	21.0	0.70	1.3	36.7	60.5	1.5

Subtotal	139.5	1.26	14.7	5.67	65.7	4.01	6.2	370.4	509.9	2.7

ARGENTA
2010								12.6	12.6
2011	2.8	0.67	15.9	0.06	1.4	0.03	0.0	13.3	16.1	4.7

Subtotal	2.8	0.67	15.9	0.06	1.4	0.03	0.0	25.9	28.7	9.2

Total	142.3	1.25	14.7	5.73	67.2	4.03	6.3	396.3	538.6	2.8

Notes:

1.	Production for 2011 is up to and including October, based on monthly production reports.
2.	Numbers may not add due to rounding.

Open pit mining operations are located on mountain side slopes in rugged terrain with the majority of mining occurring between elevations of 3,800 MASL and 4,700 MASL. A total of 1.2 billion tonnes of material is scheduled to be moved over the next 14 years from two open pit mining areas referred to as Veladero and Argenta. Over 90% of remaining reserves are located within the Filo Federico pit of the Veladero area, with open pit mining operations scheduled to be complete in 2025. Additional reserves within the Veladero area come from the Amable pit, with production scheduled to be completed in 2012, plus less than one year’s production is scheduled from the Agostina Sur pit. At

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Argenta, a single pit is currently being mined with production scheduled to be complete at the end of 2013. Figure 16-1 presents a general site layout diagram of Veladero. Figure 16-2 presents a close-up of the main Veladero area operations and heap leach facilities.

The Filo Federico ultimate pit will measure approximately 2.3 km along strike, typically 1.0 km across, and have a maximum depth of approximately 650 m. The Amable ultimate pit will measure approximately 1.0 km in diameter with a maximum depth of approximately 530 m. The southern ultimate pit wall of Filo Federico is designed to intersect the upper most benches of the northwest Amable ultimate pit wall for approximately 150 m of vertical. The Agostina Sur ultimate pit will measure under 0.3 km in diameter with a maximum depth of approximately 100 m. The Argenta ultimate pit will measure approximately 1.0 km along strike, typically 0.5 km across, and have a maximum depth of approximately 300 m.

Final arrangement of the Veladero waste rock facilities is for the continued development of surface dumps along contour to either side of the Filo Federico ultimate pit. This results in the backfilling of the Amable and Agostina Sur pits to the south, and the expansion of surface dumps on the mountain side slope to the west of Filo Federico. In addition, there are surface dumps to the southwest of the Amable pit that have been developed from Amable pit operations; this area directly overlooks the heap leach facility to the south. At Argenta, waste rock is surface dumped to the southeast adjacent to the ultimate pit.

Processing is based on a single VLF that receives crushed and ROM ore with final delivery to the pad by haul truck. Solution from the VLF is pumped to the Merrill-Crowe (MC) process facilities. The VLF is located less than 1.0 km to the south of the Amable ultimate pit, and it is almost 4.0 km south of the Filo Federico ultimate pit haul ramp exit where the majority of the remaining reserves are located. Measured along contour this increases to approximately 6.0 km. The extents of the current Phase 3 VLF are approximately 2.0 km east to west, and approximately 0.7 km north to south.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 16-2
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FIGURE 16-1 VELADERO GENERAL SITE ARRANGEMENT

Figure 16-1
Barrick Gold Corporation
Veladero Mine
Argentina
General Site Arrangement
N
CRUSHING FACILITIES, MAINTENANCE, OFFICES, POWER GENERATION
4,000 to 4,150 masl
N-WRF
FILO FEDERICO PIT
AMABLE PIT
S-WRF
CONVEYOR
~3.7 km
PROCESS FACILITIES
VLF
VELADERO PITS+VLF ACCESS ROAD
~10 km
VELADERO CAMP
3,850 masl
ARGENTA
PIT
WRF
ACCESS ROAD TO MAIN GATE
~155 km
CHILE
ARGENTINA
0m
1000m
2000m
Google earth

March 2012

Source: Barrick Gold Corp., 2011.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 16-3
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FIGURE 16-2 VELADERO MAIN PRODUCTION AREA

Figure 16-2
Barrick Gold Corporation
Veladero Mine
Argentina
Main Production Areas
N
CRUSHER STATION
FILO FEDERICO PIT
FILO FEDERICO WASTE ROCK FACILITY
PIT ACCESS ROADS
CONVEYOR BELT
CONVEYOR
MAIN ACCESS ROAD
AMABLE PIT
AMABLE WASTE ROCK FACILITY
HEAP LEACH FACILITY
TO CAMP FACILITIES
STOCK PUEYRREDON
STOCK MARGINAL
STOCK LUCIA
STOCK C6-C7
BOT. FFS
BOT. CORTO FFS
BOT. LARGO
BOT. CORTO
BOT. CHIQUITA
BOT.ENCHUFES
500m
Red Lines - crest lines
Green Lines - toe lines

March 2012

Source: Barrick Gold Corp., 2011.

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The majority of remaining reserves are scheduled for crushing to a P80 of -40 mm prior to placement on the VLF as this offers a higher profit margin than ROM placement. The crushing facilities are located approximately 1.5 km east of the Filo Federico ultimate pit haul ramp exit, and approximately 2.5 km north of the Amable ultimate pit. After crushing, the ore is conveyed by overland conveyor approximately 3.7 km south towards the VLF where it is either directly loaded to a haul truck or stockpiled. Haulage distances from the conveyor to the VLF currently start at 0.5 km and go up to approximately 1.0 km. During the final VLF phase, haulage distances will be up to 5.0 km one way.

Mining an average of approximately 30 million tonnes per year ore is scheduled for Veladero over the next 14 years, with mine operations concluding in 2025. Waste rock mining varies by year from a high of 75 million tonnes in 2017 to a low of 4 million tonnes in the final year of operations, averaging 52 million tonnes per year. Peak ROM material movement is scheduled at approximately 103 million tonnes per year (280,000 tpd) through 2017, tapering off to 34 million tonnes per year (93,000 tpd) in the final year of operations.

The current mine life and production schedule is based on the Mineral Reserve statement in Section 15 of this report. Therefore, the potential exists for Inferred Mineral Resources within the ultimate pit to be included in the production schedule reported as waste, as they currently do not meet the requirements to be considered reportable as Mineral Reserves.

MINE DESIGN

Mine operations are considered a typical truck/shovel open pit operation with a fleet of 218 tonne payload rigid frame haul trucks combined with a variety of diesel powered face shovel excavators and front end loaders as the primary loading equipment. Haul trucks are also utilized to transport ROM ore directly to the VLF, along with crushed ore to the VLF for placement. A fleet of large diesel powered blast hole rigs are employed for production drilling of blast patterns.

The Mineral Resource model, described in Section 14, is exported from Vulcan software and imported into Q’Pit Ltd.’s Q’Pit software (Q’Pit). The mine model is prepared in Q’Pit, applying metallurgical recoveries based on material types, calculating potential block revenue, and defining slope sectors based on alteration type. The mine model is exported from Q’Pit and imported into Gemcom’s Whittle 4.X software (Whittle) for open

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pit optimization using the Lerchs-Grossmann algorithm. Pit shells generated by Whittle are imported into Q’Pit for mine design, life-of-mine (LOM) production scheduling, and Mineral Reserve reporting.

Table 16-2 presents the parameters used for developing the mine model and running the open pit optimizations in Whittle. The gold and silver recovery algorithms presented are for Type 1 ore in the Filo Federico pit only. As noted previously, over 90% of remaining reserves are located in the Filo Federico pit. In addition, over 95% of ore in Filo Federico pit is Type 1 ore.

TABLE 16-2 MINE OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Veladero Mine

Input Parameter	Units	Value
Revenue Factors:
Au Price	US$/oz	1,200.00
Ag Price	US$/oz	22.00
Au Pay Factor	%	99.95
Ag Pay Factor	%	99.5
Exchange Rate	ARG:US$	4.00

Selling Costs:
Refining	US$/oz	1.71
Royalty	%	3.75
Export Tax	%	4.76

Pit Slopes (Inter-ramp) by Rocktype:
Silica AM	degrees	48
PPW (Blasted Rock)	degrees	37
Steam Heated	degrees	35
Colluvium	degrees	30
Al-Silica	degrees	45
Silica FF	degrees	50
Al-Silica Intense	degrees	42

Mining Parameters:
Mining Reference Cost	US$/t moved	2.53
Broken Rock Cost	US$/t moved	1.26
Incremental Haulage	US$/t Crush	0.22
Incremental Haulage	US$/t ROM	1.45
Mining Recovery	%	100
Mining Dilution	%	0

Processing Parameters (Filo Federico Type 1 Ore):
Au Recovery, Crush	%	0.3>=g/t Au; =60.0

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Input Parameter	Units	Value
	%	0.3<=g/t Au<0.5; =38.4*g/t Au+55
	%	0.5<=g/t Au<1.6; =2.4*g/t Au+77
	%	1.6<=g/t Au<2.0; =10.0*g/t Au+65
	%	2.0<=g/t Au<3.0; =2.0*g/t Au+81
	%	3.0<=g/t Au; =87.0
Au Recovery, ROM	%	60.0
Ag Recovery, Crush	%	6.5
Ag Recovery, ROM	%	0.0
Process Cost	US$/t Crush	3.03
Process Cost	US$/t ROM	1.42
Heap Leach Expansion	US$/t process	0.87
G&A Cost	US$/t Crush	1.75
Operating Assumptions:
Crushing Rate	tpd	83,000
Average Specific Gravity	t/m3	2.47
Average LOM Au Recovery	%	75
Au Cut-off, Filo Federico Type 1	g/t Au	0.18
Diesel, FOB Site	US$/L	0.96
Explosives, Average FOB Site	US$/kg	0.81
Cyanide, FOB Site	US$/kg	2.46
Lime, FOB Site	US$/kg	0.16
Electricity, FOB Site	US$/kWhr	0.26

The Whittle optimizations are run at gold prices between US$700/oz and $1,700/oz for use in pit phase selection for production sequencing and test sensitivity to pit limits at higher gold prices. The cash optimum pit at US$1,200/oz gold is selected for use in the ultimate pit design as it maximizes reportable ounces and it is very similar to the best net present value pit.

Mining cost is an average of all tonnes moved based on a detailed LOM operating cost estimate with cost sensitivities run up to plus minus 20%. Incremental haulage costs are also applied dependent on pit location and processing path. No mining recovery or mining dilution is assumed in the Whittle optimization as this is factored into the resource model by a combination of block size selection (10 m X 10 m X 15 m vertical) and continuity of the ore zone. Mining factor assumptions are verified through good reconciliation performance of the resource model to the ore control model and dispatch reporting.

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For each pit area two material types for processing are identified: Type 1 and Type 2. Each material type can be processed ROM without crushing (ROM) or with crushing (Crush) to a P80 of -40 mm. Gold and silver recoveries are applied to individual blocks based on block properties. Revenues for ROM and Crush process paths are calculated and the method with the highest profit margin is typically selected unless there is available crusher capacity. If available capacity exists in the crusher, ore is preferentially passed through the crushing system if still profitable to take advantage of increased leach kinetics and higher recoveries.

Heap leach expansion costs are applied to both ROM and Crush, whereas all general and administrative costs are applied to Crush tonnage only as crushing is scheduled at a fixed annual capacity whereas ROM is variable on an annual basis.

The crushing rate is the design capacity for both the permanent crushing station located directly east of the Filo Federico pit, plus the mobile crushing capacity currently located in the Argenta pit. The average LOM gold recovery of 75% is for all stated Mineral Reserves. The internal cut-off grade of 0.18 g/t Au for Filo Federico Type 1 ore is based on the ROM process.

Cut-off grades for reporting Mineral Reserves are calculated utilizing the following formula:

COG = (IMc+Cp+Hle+Cga) / (YAu*(SPAu-TR)*(1-ET)-(RT))

Where, COG = internal (breakeven in-pit) gold equivalent cut-off grade

Cp = processing cost

Hle = heap leach expansion cost

IMc = incremental mining cost

Cga = general and administrative cost

YAu = gold metal recovery

SPAu = gold metal selling price

TR = metal TC/RC and transport cost

ET = export tax

RT = royalties tax, Province and IPEEM

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Table 16-3 details internal cut-off grades for each pit, material type, and process method. The resource and reserve cut-off grade estimate details for the Veladero and Argenta pits are very well documented in Diaz (2011b) and Diaz (2011c), respectively

TABLE 16-3 INTERNAL CUT-OFF GRADES, MINE RESERVES

Barrick Gold Corporation – Veladero Mine

Ore Type	ROM Cut-off (g/t Au)	Crush Profit Cut-off (g/t Au)
Filo Federico Ore Type 1	0.18	0.47
Filo Federico Ore Type 2	0.44	0.42
Amable Ore Type 1	0.30	0.29
Amable Ore Type 2	0.44	0.42
Argenta Ore Type 1	0.13	0.43

The Crush profit cut-off grades reported in Table 16-3 are the grade at which leaching with crushing is both profitable and more profitable than leaching as ROM. For all Type 2 ore and Amable Type 1 ore, the Crush profit cut-off is lower than the ROM cut-off thus all these ore’s should be crushed as this is the most profitable processing method. In the case of Filo Federico and Argenta Type 1 ores, the reported Crush profit cut-off is higher than the ROM cut-off; however, for these ores if available capacity exists in the crusher, ore is preferentially passed through the crushing system at the Crush internal cut-off to take advantage of increased leach kinetics and higher recoveries. There is no Type 2 ore in the Argenta pit reserves.

In addition to the mine reserve cut-off grades used for production scheduling, a floating cut-off grade is employed in daily operations, which is updated every three months or as required to better reflect the current gold price market. Mineralized material which falls between the mine reserve cut-off and floating cut-off is dispatched to a long term stockpile within the waste rock facilities (WRF) footprints for possible processing at the end of regular mining operations depending on market conditions at that time. This material is not reported as reserves.

Ultimate pit design is based on the optimum cash pit shell from Whittle at US$1,200/oz gold. Additional pit shells are used as guides to design pit phases leading up to the ultimate pit, in order to maximize project net present value while maintaining a practical mine sequence and production schedule. Pit designs, long term production scheduling, and reserve reporting are completed in Q’Pit. Pit mid bench lines are digitized in Q’Pit,

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honouring the Whittle pit shell outline and all pit wall slope constraints, and include haulage ramps. Due to the open pit locations on mountain side slopes, the majority of haulage ramps are developed external to the pits using ROM waste rock for fill material.

In RPA’s opinion the ultimate pit design honours the Whittle optimum pit shell, other than in a few minor areas where access ramps are required or to smooth out walls for operability. For the most part, pushback distances of over 100 m exist in the pit phase design, allowing sufficient room for large scale operations.

Short range mine planning and detailed pit design are completed in Minesite where the ore control model resides. Detailed mine design parameters are presented in Table 16-4. Pit wall slopes vary based on geologic domain (effectively follows the alteration model), as per recommendations provided by Golder Associates discussed later in this section.

TABLE 16-4 MINE DESIGN PARAMETERS

Barrick Gold Corporation – Veladero Mine

Parameter	Units	Value
Haul Road Width	m	32
Haul Road Gradient, Maximum	%	10
Mining Bench Height	m	15
Safety Berm Width	m	7.1 to 19.6
Bench Face Angle	degrees	67 to 70
Inter-ramp Slope Angle	degrees	30 to 50

The 32 m haul road width includes a single shoulder berm and water collection ditch.

RPA has reviewed the pit designs and is of the opinion that they follow good engineering practice. All phases are designed with sufficient room to allow for operations, and roads and ramps have been delineated. Preparation of sufficient production benches in the Filo Federico pit phase development will be key to maintaining production levels at the completion of the Amable pit mining operations in 2012, as this equipment is scheduled for deployment in Filo Federico.

GROUND CONDITIONS / SLOPE STABILITY

The geotechnical analysis to develop slope design parameters for Veladero was completed by Golder Associates (Golder), with the most recent work done for the Amable pit in 2010, and updates currently in progress for Filo Federico pit. Golder has

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evaluated the pit slope design for the ultimate pit and provided updates using new geologic, geotechnical, and structural information presented from recent mining in the various geologic domains. A current focus is in reviewing past results for the Filo Federico pit in order to determine if it is possible to increase the inter-ramp angles as all mining operations turn to this area over the next couple of years.

Table 16-5 summarizes the current slope design recommendations for Veladero listing the inter-ramp slope angle (IRA), bench face angle (BFA), and catch berm width (CBW). Defined slope sectors are based on the rock alteration type.

Figure 16-3 presents a plan view of the slope sectors on the Veladero ultimate pits.

TABLE 16-5 SUMMARY OF GOLDER SLOPE DESIGN

RECOMMENDATIONS

Barrick Gold Corporation – Veladero Mine

Rock Alteration	IRA (degrees)	BFA (degrees)	CBW (m)
Silica AM	48	70	8.0
PPW (Blasted Rock)	37	37	0
Steam Heated	35	67	15.1
Colluvium	30	67	19.6
Al-Silica	45	70	9.5
Silica FF	50	70	7.1
Al-Silica Intense	42	70	11.2

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FIGURE 16-3 VELADERO PIT SLOPE DESIGN SECTORS IN PLAN

From Barrick Gold Corporation, 2011

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The final pit slope in Amable will achieve wall heights up to 525 m, however, as part of the LOM plan the Amable pit is to be completely backfilled with waste material from Filo Federico pit. The final pit slope in Filo Federico will achieve wall heights up to 650 m. RPA is of the opinion that the work that has been completed by Golder was of an appropriate scope and the pit design is based on reasonable engineering analysis and assumptions.

A sophisticated system of automated and manual data collection equipment has been installed at Veladero for monitoring pit wall activity. In addition, a network of prisms, extensometers, piezometers, and other instruments as required, are installed and monitored for slope stability of pit walls, VLF, and WRFs. Results are reviewed by Golder and form part of ongoing recommendations for design.

PRODUCTION SCHEDULE

Only Mineral Resources with classification of Measured or Indicated can be converted to Proven or Probable Mineral Reserves for production scheduling. A mine production schedule was developed from the mine design that targets the crushing capacity of 30.3 Mtpa (83,000 tpd) with up to an additional 10,000 tpd ROM production. Total capacity is based on moving approximately 103 Mtpa (280,000 tpd) through 2017 with production decreasing thereafter and completion of mining in 2025. Starting in 2014, over 95% of production is scheduled to come from Filo Federico pit, with the remainder from the Agostina Sur pit. Table 16-6 shows the open pit mine production schedule by year.

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TABLE 16-6 MINE PRODUCTION SCHEDULE

Barrick Gold Corporation – Veladero Mine

Year	Open Pit Mine Production Schedule							Strip Ratio
	Tonnes (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Cont. Gold (Moz Au)	Cont Silver (Moz Ag)	Waste Tonnes (Mt)	Total Tonnes (Mt)
2012	33.1	0.93	18.2	1.0	19.3	70	103	2.1
2013	31.5	0.75	8.3	0.8	8.4	71	103	2.3
2014	33.0	0.72	20.8	0.8	22.1	70	103	2.1
2015	33.6	0.77	16.6	0.8	18.0	68	102	2.0
2016	32.4	0.68	9.4	0.7	9.8	70	102	2.1
2017	27.4	0.81	11.1	0.7	9.8	75	102	2.7
2018	32.0	0.87	22.6	0.9	23.3	61	93	1.9
2019	30.5	0.67	17.6	0.7	17.3	63	94	2.1
2020	28.3	0.57	15.4	0.5	14.0	55	83	1.9
2021	30.2	0.65	15.1	0.6	14.7	35	65	1.2
2022	30.0	0.80	11.7	0.8	11.3	27	57	0.9
2023	16.0	0.63	12.7	0.3	6.5	46	62	2.9
2024	31.7	0.91	12.4	0.9	12.7	13	45	0.4
2025	30.2	0.76	9.5	0.7	9.2	4	34	0.1

Total	420.0	0.76	14.5	10.2	196.3	727	1,147	1.7

Notes:

1.	Numbers may not add due to rounding.

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During regular mining operations and as part of the LOM plan, ore stockpiles are utilized. Table 16-7 summarizes the heap leach facility placement schedule by year, which includes production from both open pit operations and stockpile reclaim.

TABLE 16-7 HEAP LEACH PLACEMENT SCHEDULE

Barrick Gold Corporation – Veladero Mine

	Heap Leach Placement Schedule					Recovery		Recoverable Metal
Year	Tonnes (Mt)	Grade (g/t Au)	Grade (g/t Ag)	Cont. Gold (Moz Au)	Cont Silver (Moz Ag)	Au (%)	Ag (%)	Moz Au	Moz Ag
2012	33.1	0.93	18.2	1.0	19.3	72.3	6.4	0.7	1.2
2013	31.9	0.75	8.5	0.8	8.7	76.5	6.3	0.6	0.6
2014	33.0	0.72	20.8	0.8	22.1	76.3	6.1	0.6	1.4
2015	33.6	0.77	16.6	0.8	18.0	78.1	6.0	0.7	1.1
2016	32.4	0.68	9.4	0.7	9.8	77.3	6.2	0.5	0.6
2017	30.3	0.78	10.5	0.8	10.2	76.9	6.5	0.6	0.7
2018	32.0	0.87	22.6	0.9	23.3	68.3	6.3	0.6	1.5
2019	30.5	0.67	17.6	0.7	17.3	74.5	6.5	0.5	1.1
2020	30.3	0.56	14.7	0.5	14.4	75.1	6.5	0.4	0.9
2021	30.2	0.65	15.1	0.6	14.7	73.8	6.5	0.5	1.0
2022	30.3	0.80	11.6	0.8	11.3	79.2	6.5	0.6	0.7
2023	17.7	0.62	11.9	0.4	6.8	76.1	6.5	0.3	0.4
2024	31.7	0.91	12.4	0.9	12.7	70.6	6.3	0.7	0.8
2025	30.2	0.76	9.5	0.7	9.2	76.5	6.5	0.6	0.6

Total	427.2	0.75	14.4	10.3	197.7	74.9	6.3	7.7	12.6

Notes:

1.	Numbers may not add due to rounding.

The difference between totals for Tables 16-6 and 16-7 represents the stockpile inventory at the start of 2012, which is approximately 7.3 million tonnes at 0.5 g/t Au plus 6.0 g/t Ag.

At 2011 year end, there are approximately 0.22 million ounces of gold in the leach inventory that are not considered Mineral Reserves.

WASTE ROCK

For the Veladero area (Filo Federico, Amable, and Agostina Sur pits), there are two main waste rock facilities (WRFs) identified in the LOM plan, the North WRF (N-WRF) and the South WRF (S-WRF). The N-WRF is to the north and west of Filo Federico pit on a mountain side slope at elevations between 4,000 MASL and 4,700 MASL. The S-WRF is south and west of Filo Federico pit, immediately north of the east-west elongated VLF.

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The S-WRF includes backfilling of the Amable and Agostina Sur pits, and is at elevations between 4,100 MASL and 4,600 MASL. The WRFs are designed as multiple lifts with pre-closure face heights less than 200 m from toe to crest, except for a single area in the N-WRF with a pre-closure face height of approximately 350 m. Figure 16-4 is an isometric view of the final WRF design for the Veladero area.

Segregated within the WRF is rock with low grade gold mineralization (between the mine reserve cut-off grade and the floating cut-off grade) which may be reclaimed and processed at the end of the production schedule if profitable market conditions exist.

Combined remaining capacity of the N-WRF and S-WRF is over 500 million m3, while there is less than 400 million m3 of waste material in the LOM production plan.

In addition to the WRFs, there are numerous fill roads on the mountain side slope that provide access from the pits to the WRFs, process facilities, and other site infrastructure. There is no waste rock in the mine plan that requires special handling or containment during or post open pit operations.

Waste rock at Argenta is stored on surface immediately to the southeast of the pit. The WRF has been built up in ten to 15 m lifts at elevations between 4,100 MASL and 4,300 MASL.

Sufficient waste rock storage capacity exists within the WRF’ to support the mine production schedule and Mineral Reserve statement. A comprehensive WRF geotechnical report was prepared by Golder in 2002.

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FIGURE 16-4 FINAL VELADERO WRF ARRANGEMENT

MINE STATUS - DECEMBER 2025
VELADERO PITS AND DUMPS
WD
Amable
S-WRF
Amable
WD
Pampa
del Rulo
Filo Federico
N-WRF
N
WD
CONVEYOR
ALIGNMENT
CRUSHING FACILITIES, OFFICES,
MAINTENANCE FACILITIES
OB1
Truck
Shop
GRADE SHELL
>1.5g/t Au
0 500 1000 1500 2000
Metres

Figure 16-4

Barrick Gold Corporation

Veladero Mine
Argentina

Final WRF Arrangement

March 2012

Source: Barrick Gold Corp., 2011.

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VALLEY LEACH FACILITY

A single VLF is located south of the Amable pit and S-WRF. The final proposed VLF design is approximately 5.0 km east to west by 1.0 km north to south, with a footprint of approximately 270 ha. Elevations range between 4,000 MASL and 4,300 MASL, with a maximum bench elevation of approximately 4,375 MASL. The maximum vertical height within the VLF is approximately 200 m, built-up in 30 m lift intervals. Additional approval is required to complete all VLF phases as proposed, discussed in detail in Section 20, however, the current permits allow for placement of 100% of the stated mineral reserves. Figure 16-5 shows the final proposed layout of the VLF.

Proven and Probable Reserves in the LOM production schedule total approximately 420 million tonnes, significantly less than the proposed remaining VLF maximum design capacity of 692 million tonnes (based on mid-year 2011 volumes). Combining all classifications of Mineral Resources with Mineral Reserves within the ultimate pit limits totals approximately 630 million tonnes at a gold price of US$1,400/oz (2011 year-end), indicating sufficient capacity within the proposed design for future increases in production.

A comprehensive VLF geotechnical report was prepared by Vector Argentina S.A. in 2007.

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FIGURE 16-5 FINAL VLF ARRANGEMENT

N
WATER MANAGEMENT
STRUCTURES
CONVEYOR
ALIGNMENT
PROCESS
FACILITIES
VLF FINAL ARRAGNEMENT
(PROPOSED)
WATER MANAGEMENT
STRUCTURES
0 500 1000 1500 2000
Metres

Figure 16-5

Barrick Gold Corporation

Veladero Mine
Argentina

Final VLF Arrangement

March 2012

Source: Barrick Gold Corp., 2011.

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MINE EQUIPMENT

Veladero operations are typical truck/shovel open-pit operations, with all major production equipment equipped with GPS and dispatch systems. For production scheduling, equipment horsepower is de-rated for the operating elevations.

The current haul truck fleet consists of 38 Caterpillar 793 haul trucks rated for a 218 tonne payload, with a peak truck count of 41 scheduled in 2013. The truck count slowly falls to 36 in the next to last year of operations (2024), and to 30 in the last year of operations in 2025. In addition, there are four Caterpillar 785 haul trucks rated for 140 tonne payload operating in Argenta pit. The truck fleet’s maximum annual hauling capacity is 120 million tonnes, sufficient to meet peak production of 103 million tonnes.

Loading operations are conducted using a variety of diesel powered machines for production with the current fleet scheduled as follows:

•	Three Liebherr 996 face shovels with 36 m3 buckets;

•	Two Komatsu PC 5500 face shovels with 29 m3 buckets; and

•	Four Caterpillar 994 front end loaders with 19 m3 buckets.

Starting in 2018, loading equipment is retired without an equipment replacement purchased, with just four loading units scheduled for service in the final year of operations. For the full fleet, annual maximum loading capacity is 120 million tonnes, sufficient to meet peak production of 103 million tonnes.

The diesel powered production drill fleet currently consists of:

•	Four Drilltech D90Ks;

•	Four Ingersol Rand DMM2s, and

•	One Atlas Copco PV271.

Over the next few years, three of the DMM2s are set to be retired and replaced with two new PV271s. In the last year of operations, three D90Ks are scheduled to be operating. All drills are equipped with a 260 mm drill bit and are capable of single pass drilling the 15 m bench height plus one metre of subdrill. Total production drill capacity is currently at 120 million tonnes per annum, sufficient to meet peak production. However, this is

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reduced over the next few years as some units are retired without replacement, which may strain the production drill fleet between 2015 and 2020, especially with consideration for an increase in wall control blasting requirements at final walls of Filo Federico pit.

For blasting, a combination of emulsion and ANFO are loaded into each hole. Typically the bottom 25% to 35% of the column is loaded with emulsion, topped off with ANFO. The pit is typically dry (there are no pit dewatering wells in operation and limited surface water), thus the purpose of the emulsion is to increase blasting power. Powder factor targets for Filo Federico are 0.45 kg/t in ore and 0.3 kg/t to 0.35 kg/t in waste.

Mine mobile equipment production rates were reviewed with availability and utilization to see if mining production rates and costs are appropriate. RPA is of the opinion that the equipment productivities for the production fleet are appropriate. The current mine equipment fleet is listed in Table 16-8, along with major support equipment.

TABLE 16-8 MINE EQUIPMENT FLEET

Barrick Gold Corporation – Veladero Mine

Equipment	Manufacturer	Current 2012
Haul Truck, 793	Caterpillar	40
Haul Truck, 785	Caterpillar	4
Face Shovel, 996	Liebherr	3
Face Shovel, PC5500	Komatsu	2
Wheel Loader, 994	Caterpillar	4
Drill, D90K	Drilltech	4
Drill, DMM2	Ingersoll Rand	4
Drill, PV271	Atlas Copco	1
Track Dozer, D10	Caterpillar	5
Motor Grader, 16H	Caterpillar	5
Backhoe, PC2000	Komatsu	1
Backhoe, 385	Caterpillar	1
Backhoe, 345	Caterpillar	1
Wheel Loader, WD854	Komatsu	3
Wheel Loader, 988	Caterpillar	1
Water Truck, 777	Caterpillar	3
Track Drill	DrtRock	2

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MANPOWER

Veladero operates on a 24-hour per day, 365 days per year schedule. For most operating positions there are four work crews with two on site at any time working two 12-hour shifts per day, 14 days on followed by 14 days off.

Mining operating manpower is based on approximately four operators for each operating position. Mining manpower for operations, maintenance including process maintenance, and technical services in 2012 is budgeted for 900 employees. RPA considers the manpower estimates to be reasonable.

MINE INFRASTUCTURE

Veladero has all necessary infrastructure for a large open pit mine operation in a remote location at high altitude. Mining related infrastructure includes a truck shop, truck wash facility, warehouse, fuel storage and distribution facility, explosive’s storage and magazine sites, and electrical power distribution and substations to support construction and mine operations.

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17 RECOVERY METHODS

Gold is recovered from ore at Veladero using ROM and crushed ore cyanide heap leaching in a valley fill leach pad using a Merrill-Crowe zinc cementation gold recovery plant. A simplified process flow sheet for the crushing circuit is provided in Figure 17-1.

The lower gold grade ore, i.e. above the cut-off grade for ROM ore and below the cut-off grade for crushed ore, is mined and trucked to the leach pad in a separate area as ROM ore. Trucks dump over the side of the pad and the ore is pushed off using a track-mounted dozer.

Ore that has a gold grade above the cut-off grade for crushed ore is trucked from the mine or stockpiles and crushed in one of two two-stage crushing circuits to a nominal size of 80% passing (P80) 40 mm. The crushing plant was expanded in 2009 to increase the capacity to approximately 90,000 tpd, i.e. 60,000 tpd through line one and 30,000 tpd through line two. Rear dump haul trucks dump directly into the primary 1,270 mm by 1,650 mm gyratory crushers. After crushing the ore from line one is discharged into a surge pocket and transferred to a 2,000 t live capacity covered stockpile via an apron feeder and a belt conveyor. The primary crushed ore from line two is reclaimed from the surge pocket and placed on a belt conveyor. From the belt conveyor the ore can either go directly to a secondary crusher surge bin or be transferred to the covered stockpile.

The primary crushed ore is reclaimed from the stockpile and conveyed to a splitter chute to feed two scalping screens that operate in parallel in line one to remove the material that meets the required size criteria. The oversize from the screens discharges to two MP800 standard cone crushers. Line two is similar to line one except it has only one scalping screen and one secondary cone crusher. The secondary crushers operate in open circuit so the crushed ore and the undersize from the scalping screens are conveyed to a 3.7 km long overland conveyor belt for transport to a truck loadout bin that is located adjacent to the processing plant near the heap leach pad. Lime is added to the ore as it is transported on the overland conveyor belt. The ore from the loadout bin is loaded into mine haul trucks for transport to the valley fill heap leach facility where it is stacked in 30 m lifts.

Approximately 250,000 m3 of ore is actively under leach at any given time with dilute cyanide leach solution applied using drip emitters. The nominal capacity of the solution

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pumping system is 2,066 m3/h. Pregnant solution is collected by the dam at the toe of the leach pad and pumped to the Merrill Crowe recovery plant. The pregnant solution is clarified in pressure leaf filters and stored in a clarified solution tank. From the tank solution is pumped to a vacuum de-aeration tower which removes the dissolved oxygen from the solution. Zinc dust is fed to the solution as it exits the de-aeration tower and the precious metals are removed from the solution as solid precipitate. Plate and frame filter presses are used to separate the precipitate from the solution. The solution is collected in a barren solution tank, cyanide, lime, and make-up water are added to the solution and it is recirculated to the valley leach facility for reuse.

The solid precipitate is collected from the filter presses and moved to mercury retorts which are designed to collect mercury vapors from the precipitate as the precipitate is dried. The dried precipitate is mixed with flux and smelted in electric induction furnaces. Gold doré that is produced by the refining process is shipped off site for further refining to produce fine gold and silver.

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FIGURE 17-1 PROCESS FLOW SHEET

Ore from Mine
Rock Breaker
Crusher Feed Chute
Atmosphere
Gyratory Crusher
Dust Collector
Apron Feed Hopper
Apron Feeder
Belt Magnet
Chute
Surge Bin
Weightometer
Metal Detector
Stockpile
Vibrating Feeders

Figure 17-1

Barrick Gold Corporation

Veladero Mine

Argentina

Process Flow Sheet

March 2012

Source: Barrick Gold Corp., 2011.

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18 PROJECT INFRASTRUCTURE

Veladero infrastructure and services have been designed to support an operation of over 90,000 tpd of ore to a VLF and a nominal 280,000 tpd of total material mined. Due to the remote location, the property is self-sufficient with regard to the infrastructure needed to support the operation.

ACCESS

The Veladero mine site is located approximately 280 km northwest of San Juan, the provincial capital of San Juan Province, Argentina, and also the closest major population and commercial centre. Access is via paved road heading north of San Juan for approximately 205 km to the main gate near Tudcum. From the main gate at elevation 1,930 MASL, it is approximately 155 km to the Veladero mine site along a well maintained all season gravel road passing over Conconta Pass at approximately 4,850 MASL. The total route distance is approximately 360 km one way, and takes approximately six hours for a light vehicle in typical driving conditions.

Road maintenance from the main gate to the mine site is performed by contractor.

Most consumables are transported along this route by truck. Alternative road access is available from the Chilean side, but is not used for regular transport of goods or people.

MINE SITE FACILITIES

The mine and VLF are located at the mine site at elevations between 3,800 MASL and 4,700 MASL. Also, located in the same vicinity are the crushing facilities and Merrill-Crowe recovery plant, on-site facilities (safety/security/first aid/emergency response building, assay laboratory, plant guard house, dining facilities, and offices); related mine services facilities (truckshop, truck wash facility, warehouse, fuel storage and distribution facilities, reagent storage and distribution facilities), and other facilities to support operations.

ACCOMMODATIONS

Mine camp facilities are located approximately seven kilometres southeast and downslope of the Veladero open pit operations at approximately 3,850 MASL. Permanent accommodations are available for all Veladero employees and visitors.

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Contractor accommodations are also provided near the Veladero accommodations. Site accommodations are sufficient for the Veladero workforce, contractors, and consultants, with approximately 3,000 beds in total.

WATER

Potable water is provided by two water wells. The water is treated using reverse osmosis. One system is located near the hotel and the other is located near the construction camp. Potable water is not available at the truck shop.

The water supply for industrial usage, i.e., process and dust control is secured from the Las Guas River. The permitted consumption is 110 L/s.

ELECTRICAL

Veladero is self-sufficient with regard to the supply of electrical energy. Energy is generated on site using a 2 MW wind turbine and diesel generators located throughout the property. The total electrical supply is 22 MW.

UTILITIES

The Veladero site has four aerobic sewage treatment plants and one prototype sewage treatment plant that utilizes worms instead of bacteria to break down the domestic waste.

DISPOSAL AND DRAINAGE

In addition to carefully monitored discharges from the sewage treatment plants, Veladero has an extensive disposal and recycling program. No waste disposal takes place on site. All materials that are to be disposed of including domestic and industrial rubbish, used petroleum productions, and hazardous waste materials are delivered to a central area where they are managed by a contractor. The materials are sorted and appropriately packaged for shipment to San Juan where they are recycled or sent for disposal at an appropriate facility.

BUILDINGS AND FACILITIES

Veladero has buildings and facilities needed to support the operation including warehouse, truck shop, office buildings, etc.

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COMMUNICATIONS

The mine site has a communication network of telephones and licensed UHF radio repeaters within the mining areas. Outside these areas, communication is generally by means of UHF CB radio or satellite phone only.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold and silver are the principal commodities at Goldstrike and are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

Operations at Veladero are expected to produce an annual average of approximately 553,000 ounces gold and 897,000 ounces silver over the remaining 14 year mine life. At the reserve metal prices, over 95% of Project revenue is derived from gold sales.

CONTRACTS

Veladero has a contract for the purchase of gold and silver doré with Barrick International Bank Corp. (BIBC) and a refinery with BIBC and PAMP, a metal refining company. Under these contracts, Veladero sells to Barrick and BIBC all the gold and silver doré produced by the mine at market prices determined on the basis of spot prices for gold and silver (as established by the London Bullion Market Association the business day preceding the date of delivery) minus transportation costs, insurance, refining, processing and other charges paid to the refinery.

Currently, there are no forward sales or hedging for gold. In the case of silver, a contract is in place whereby Silver Wheaton buys 100% of silver produced for US$13.69/oz; this contract expires at the end of 2013. During 2014 and 2015, Silver Wheaton may continue to receive silver production from Veladero until Barrick has satisfied its requirements of a completion guarantee on its Pascua-Lama project.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

On September 30, 2010, the national government of Argentina adopted the Glacier Protection Act. The act requires an inventory of Argentina’s glaciers and the environmental impact studies be conducted to evaluate the impact of human activity occurring near glaciers, as well as the prohibition of certain activities where there are glaciers including mining. The law is temporarily suspended in San Juan province so it is not currently affecting mining at Veladero, however, extensive information is continually being supplied to the regulators in order to support continued operation of Veladero. (Center for Human Rights and Environment, 2012)

Environmental studies are on-going at Veladero. Of particular interest is that the population of guanaco has increased dramatically and is monitored closely. This has apparently been possible due to restricted access to the areas around the access road to site.

PROJECT PERMITTING

The fourth update of the Environmental Impact Assessment for the Veladero Project was submitted to the Mining Authority of the San Juan Province on November 2011.

A large number of environmental permits are in place at Veladero to manage and monitor such things as:

•	Vehicles

•	Vehicles in communities along the access route

•	Vibration on highways

•	Noise

•	Fauna

•	Flora

•	Water

•	Gasses emitted from the processing plant

•	Generators

•	Archeological sites

•	Effluents from water treatment plants

•	Surface and groundwater monitoring

•	Weather stations

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Veladero have developed a participative monitoring program. In this program, water sampling is done by people from the local communities and the samples are submitted to laboratories of their choice. They also get the results from the laboratories. The transparency generates trust which has been very affective in providing Veladero with the social licence to operate the mine.

Veladero has an Environmental Management Plan that is certified under the ISO 14001 standards. It is audited annually and it must be recertified every three years. It is also certified by the International Cyanide Management Code. Veladero was last certified in August 2011.

Reports of the monitoring results are submitted to the authorities every six months.

The authorities conduct site inspections at Veladero on a regular basis. Written reports of comments are distributed and Veladero responds to the comments, as required.

Currently, RPA believes that there are no environmental issues which directly affect reserves or resources. The environmental requirements are managed by an on-site staff of professionals and technicians and the legal department in the San Juan office.

SOCIAL OR COMMUNITY REQUIREMENTS

Veladero is actively involved with communities in the San Juan province. Although the mine is in a remote location and direct involvement with people that are not employees of the mine is not common, programs such as the community water sampling has generated an atmosphere of trust that enhances the operation of Veladero.

MINE CLOSURE REQUIREMENTS

The closure plan is based on the LOM plan developed by MAGSA. The reclamation plan was developed to allow, when practical, closure and rehabilitation activities to be carried out simultaneously with mining activities. This rehabilitation in parallel will allow the performance of certain tasks during the operation of the mine, reducing closure costs and the schedule for completing the tasks at the end of the mine life, however, the most important closure activities will not begin until the mining operations have ended.

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Closure activities will be implemented to rehabilitate the land wherever possible, physically stabilizing the soil and re-grading the affected areas to obtain topography similar to that of the surrounding areas. These closure activities will also include the chemical stabilization of affected materials and the physical stabilization of the valley fill leach facility (VLF) and mine waste embankments. The shutdown and removal of the structures on the surface, including process facilities, will also be carried out as part of the closure activities.

The plan includes closure and post-closure activities. Closure refers to the period during which the final specifications of the closure design are met through activities such as chemical stabilization of VLF, improvements to surface water channels, physical stabilization of mine waste embankments, removal of selected infrastructure, re-grading of the site, and construction of access controls and safety berms. It is anticipated that the closure activities will last for several years after the termination of active mining and are necessary to achieve the objectives and criteria of the post-closure design.

The post-closure phase begins after the termination of construction and water management activities of the closure phase and will commence after the closure design specifications are met. During this phase, activities will be limited to site monitoring, site inspections, and all other activities necessary to comply with the established standards for water quality, such as the seasonal evaporation of any liquid of meteoric origin in the leach pad that does not comply with water quality standards. It is difficult to estimate the amount of time post-closure activities will take but it is anticipated that post-closure activities will last for 10 to 15 years. The current plan uses a post-closure period of 15 years.

OBJECTIVES OF THE CLOSURE PLAN

The main objectives for the Veladero closure are:

•	Meet or exceed Argentine regulations and commitments for the final closure of the Project.

•	Comply with or exceed environmental agreements for the financing of the final closure.

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•

Protect the health and safety of the Veladero workforce during implementation of the closure plan and the health and safety of the communities after the closure by mitigating risks and hazards after closure in such a way as to prevent the risks and hazards from being more serious than they were before the development of Veladero.

•

Propose long-term development on the site in order for its functions and values to coincide with those of the surrounding areas, ensuring that closure design and implementation comply with post-closure objectives concerning land use. For the purpose of planning, the functions and values of the area are considered to comprise visual (landscape), environmental (amount and quality of water, habitats and wildlife) and economic aspects (future mining potential).

•

Protect the environment and promote public health and safety, rehabilitating, to the extent possible, the affected surfaces and water courses so that they can reach stability for future land uses which should be compatible with the ones that existed prior to the development of Veladero.

Minimize the need for long-term maintenance and active care of the site during post-closure.

SIMULTANEOUS REHABILITATION

The main activities of simultaneous rehabilitation that are to be carried out during the service life of the mine include the following:

•	General areas

•	Road rehabilitation

•	Recovery of vegas

GENERAL AND ROAD REHABILITATION

MAGSA has committed to carry out rehabilitation in parallel whenever possible. This commitment entails maintaining the lowest level of surface alteration during the life of the project in order to minimize the rehabilitation activities at the end of the mine life. Road rehabilitation will be carried out as roads become unnecessary for future access to different sites. Road rehabilitation activities are due to begin in the middle of the mine life.

RECOVERY OF VEGAS

MAGSA has committed to study the development of vegas, i.e., wetlands in order to improve and potentially develop additional areas for vegas. This simultaneous rehabilitation program is developed with the aid of specialists to study the potential for regeneration and relocation of vegas through on site experiments.

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REHABILITATION COSTS

Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately $40 million, of which approximately $30 million has been accredited to date.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COSTS

Remaining capital costs at Veladero are primarily sustaining capital, which includes mine equipment replacement and leach pad expansion. Total remaining capital costs are a nominal $871 million. Mine pre-stripping capital of $500 million has been treated as an operating cost for the purposes of this Technical Report. Mine site exploration capital has been excluded as that capital should be expended against future mineral resources. Capital costs are in 4th Quarter 2011 US dollars. Table 21-1 shows the capital expenditure schedule.

TABLE 21-1 CAPITAL COSTS SUMMARY

Barrick Gold Corporation – Veladero Mine

Department	Sustaining Capital (US$ million)
Engineered Facilities	513
Continuous Improvement	41
Safety, Health and Environment	10
Equipment Replacement & Other	256

Subtotal	820
Contingency	41
Closure	10

Total Capital Expenditures	871

Notes:

1.	Numbers may not add due to rounding.

The following is excluded from the capital cost estimate:

•	Project financing and interest charges

•	Escalation during construction

•	Sunk costs

•	Costs of fluctuations in currency exchanges

OPERATING COSTS

Veladero has been in production since 2005. Operating costs are tracked and well understood. Operating costs are based on 4th Quarter 2011 costs.

Mine operating costs are a nominal $3.27 per tonne of material mined or $8.78 per tonne of ore mined. Unit mine operating costs for Veladero (Amable and Filo Federico pits) are presented in Table 21-2.

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TABLE 21-2 MINE OPERATING COSTS

Barrick Gold Corporation – Veladero Mine

	$000000000000	$000000000000
Mine Department	Units	Cost
Drill	US$/t moved	0.28
Blast	US$/t moved	0.33
Load	US$/t moved	0.59
Haul	US$/t moved	0.82
Support	US$/t moved	0.43
Mine Overhead	US$/t moved	0.25

Subtotal	US$/t moved	2.70
Incremental Haul, Crush	US$/t Crush	0.22
Incremental Haul, ROM	US$/t ROM	1.45

Total Unit Mine Operating Costs	US$/t moved	3.27
	US$/t processed	8.78

Notes:

1.	Numbers may not add due to rounding.

Process operating costs are dependent on processing method (i.e. Crush or ROM) and include the heap leach, crushing and conveying, placement, Merrill-Crowe process plant, power generation, and consumables. Process operating costs for the LOM are $2.97 per tonne ore processed. Unit process operating costs for Veladero (Amable and Filo Federico pits) are presented in Table 21-3.

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TABLE 21-3 PROCESS OPERATING COSTS

Barrick Gold Corporation – Veladero Mine

	$000000000000	$000000000000
Process Department	Units	Cost
Crush Processing:
Crush & Convey	US$/t Crush	0.56
Leach Pad	US$/t Crush	0.36
Process Plant	US$/t Crush	0.10
Power	US$/t Crush	0.85
Overhead	US$/t Crush	0.30
Placement	US$/t Crush	0.87

Subtotal Crush	US$/t Crush	3.03

ROM Processing:
Crush & Convey	US$/t ROM	0.00
Leach Pad	US$/t ROM	0.36
Process Plant	US$/t ROM	0.10
Power	US$/t ROM	0.65
Overhead	US$/t ROM	0.30
Placement	US$/t ROM	0.00

Subtotal ROM	US$/t ROM	1.42

Total Processing	US$/t processed	2.97

Notes:

1.	Numbers may not add due to rounding.

General and administrative costs (G&A) include all management salaries, camp operating costs, access road operating costs, contractors and consultants, and environmental, health and safety costs. Administrative costs average $2.15 per tonne ore processed over the LOM. Unit operating costs are presented in Table 21-4.

TABLE 21-4 G&A COSTS

Barrick Gold Corporation – Veladero Mine

	$000000000000	$000000000000
Department	Units	Cost
Salaries	US$/t processed	0.61
Camp	US$/t processed	0.24
Contractors & Consultants	US$/t processed	0.40
Other	US$/t processed	0.90

Total	US$/t processed	2.15

Notes:

1.	Numbers may not add due to rounding.

TOTAL OPERATING COST

All in unit operating costs for Veladero are US$13.89 per tonne processed (Table 21-5).

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TABLE 21-5 TOTAL OPERATING COST

Barrick Gold Corporation – Veladero Mine

Cost	US$/t processed
Mining	8.78
Processing	2.97
G&A	2.15

Total	13.89

Notes:

1.	Numbers may not add due to rounding.

Total operating cash cost per ounce of gold production over the LOM is US$876/oz. Total production cost per ounce, including capital, over the LOM is US$990/oz.

MANPOWER

Veladero mine site manpower is approximately 2,400 people. Direct Veladero mine site employees are approximately 1,200 with approximately 1,200 contractors and consultants. The breakdown of manpower by area is provided in Table 21-6.

TABLE 21-6 MINE SITE MANPOWER

Barrick Gold Corporation – Veladero Mine

$000000000000
Department	Count
Mine	500
Maintenance	400
Process	120
General	180

Subtotal	1,200
Contractors	1,200

Total Mine Site	2,400

Notes:

1.	Numbers may not add due to rounding.

Major contracts currently in place at site are for the VLF expansion construction, operation of the camp facilities, equipment maintenance and assistance, and site security and logistics services.

Offsite manpower, primarily located in the San Juan office and to maintain the access road, is an additional 200 persons. Direct Veladero employees are approximately 100 with another approximately 100 contractors.

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in Section 22—Economic Analysis on properties currently in production, unless the Technical Report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Veladero Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Veladero Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

Barrick is currently constructing the Pascua Lama project which straddles the border between Argentina and Chile. The project development has been lengthy and complicated for a number of reasons including the need to have bi-national support in order to proceed, however, now that building Pascua Lama is underway, the projects have a great deal of synergy including shared infrastructure such as the all-weather access road that not only enables the safe transport of supplies and employees to Veladero but is also being used to transport construction supplies and process equipment to Pascua Lama for installation.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

Based on the site visit and subsequent review, RPA offers the following conclusions:

MINERAL RESOURCE ESTIMATION

•	The 2011 year-end Measured and Indicated Mineral Resources, exclusive of Mineral Reserves, total 39.9 million tonnes averaging 0.36 g/t Au and 11.4 g/t Ag and contain 462,000 ounces of gold and 14.7 million ounces of silver.

•	The 2011 year-end Inferred Mineral Resources total 67.7 million tonnes averaging 0.26 g/t Au and 11.3 g/t Ag and contain 572,000 ounces of gold and 24.5 million ounces of silver.

•	The resource estimate gold cut-off grades continue to decrease with rising gold prices and this has necessitated adding a 0.1 g/t Au indicator grade envelope to the manually interpreted 0.2 g/t Au grade envelope. RPA’s preference would be to define the Medium Grade Domain manually in the future.

•	The resource estimate gold cut-off grades range from 0.109 g/t for ROM material from the Argenta pit to 0.364 g/t for Type 2 ROM material from the Filo Federico and Amable pits.

•	Mineral Resource estimates have been prepared utilizing acceptable estimation methodologies. The classification of Measured, Indicated, and Inferred Resources conform to CIM (2010) definitions.

•	The current drill hole database is reasonable for supporting a resource model for use in Mineral Resource and Mineral Reserve estimation.

•	The methods and procedures utilized to gather geological, geotechnical, assaying, density, and other information are reasonable and meet generally accepted industry standards. Standard operating protocols are well documented and updated on a regular basis for most of the common tasks. The mine carries out regular comparisons with blast hole data, previous models, and production reconciliation results to calibrate and improve the resource modelling procedures.

•	Exploration and development sampling and analysis programs use standard practices, providing generally reasonable results. The resulting data can effectively be used for the estimation of Mineral Resources and Mineral Reserves.

•	Overall, RPA is of the opinion that MAGSA has done high quality work that exceeds industry practice.

MINING AND MINERAL RESERVES

•	The open pit Proven and Probable Reserves, including existing stockpiles scheduled for processing, are estimated to be 437 million tonnes at 0.75 g/t Au and 14.1 g/t Ag, containing 10.6 million ounces of gold and 198 million ounces of silver

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•	The Mineral Reserve estimates have been prepared utilizing acceptable estimation methodologies and the classification of Proven and Probable Reserves conform to CIM (2010) definitions.

•	The operating data and the supporting documents were prepared using standard industry practices and provide reasonable results and conclusions.

•	The production reconciliation results for the first nine months of 2011 are very good. They indicate that the resource model overestimates the tonnage by approximately 3%, overestimates the gold grade by approximately 1% and overestimates the contained gold by approximately 4%. In RPA’s opinion, these are very good reconciliation numbers.

•	Recovery and cost estimates are based upon actual operating data and engineering to support a Mineral Reserve statement. Economic analysis using these estimates generates a positive cash flow, which supports a statement of Mineral Reserves.

•	The current Veladero LOM plan provides reasonable results and, in RPA’s opinion, meets the requirements for statement of Mineral Reserves. In addition to the Mineral Reserves in the LOM plan, there are Mineral Resources that represent opportunities for the future.

ENVIRONMENTAL CONSIDERATIONS

•	Veladero has an Environmental Management Plan that is certified to ISO 14001 standards and must be recertified annually.

•	Veladero is certified by the International Cyanide Management Code. Veladero was last certified in August 2011 and will be required to recertify every three years.

•	The Glacier Protection Act, which prohibits certain activities including mining, is temporarily suspended in San Juan province so it is not currently affecting mining at Veladero. Extensive information is continually being supplied to the regulators in order to support continued operation of Veladero.

•	Mine closure plans are reviewed and analyzed annually. Current cost estimates for closure at Veladero are approximately $40 million, of which approximately $30 million has been accredited to date.

PROCESS

•	During the site visit, RPA noted that the process operations are clean, organized and appear to be efficient and well run. Upon an evaluation of the recovery calculations and estimated recovery versus actual recovery, it was confirmed that the estimates for gold recovery are accurate which, indicates that the recovery equations are valid, however, the actual silver recovery varies significantly from the estimated silver recovery. Over the three years that were evaluated, estimates became more accurate, but the variance between the actual silver recovery and the estimated silver recovery is over 20 percent.

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•	Recirculation of the pregnant leach solution (PLS) is planned in order to increase the stacking rate on the heap leach pad to 85 ktpd. PLS recirculation ensures that:

•	Gold and silver recovery is accelerated and minimizes the potential for long-term recovery losses.

•	Gold production is increased in the short term.

•	Leaching cycles are more effective.

•	The gold inventory in the leach pad is reduced.

•

Control of the pregnant solution storage area (PSSA) is improved which, in turn, stabilizes the solution inventory and allows Veladero to maintain target solution levels while avoiding the need to build a new PLS pond.

•	There are plans to conduct a formal risk/benefit analysis to confirm and quantify the benefits and project costs.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 25-3
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26 RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

In RPA’s opinion, the resource modelling work is very good and no significant procedural changes are warranted. The resource model is performing very well, so it is best not to make any significant procedural changes. Some minor modelling refinements include:

•	Define the grade envelopes manually using all of the drill and blast hole data available and do interpretation on both plans and sections to remove ragged edges.

•

Do more trend analysis work (3D Leapfrog, 2D bench contours) and more variography work in smaller structural domains to support implementing stronger anisotropies and more search domains in the future.

•	Run classification clean up script more than once and investigate changing the number of block face criteria to eliminate even more isolated blocks.

•	Automatically assign Inferred to blocks centred on isolated drill holes.

•	Automatically assign Inferred to blocks outside 0.1 g/t Au envelope.

MINING AND MINERAL RESERVES

•	The LOM plan is robust and Barrick should proceed to implement the plan as presented.

•

Continue with the proposed VLF expansion project permitting to allow for increased placement of material to the VLF if the opportunity becomes available through future positive exploration efforts or decreases in operating cut-off grades.

•	Review blasting practices with a view of improving blast fragmentation and or reducing powder factors to achieve same or better results.

•	Review application of gold price to cut-off grade calculation for short term mine planning to maximize ore tonnes placed without impacting the Project Net Present Value (NPV).

•	Consider creating grade groups for mineralized material dispatched to the waste rock facilities to increase future economic potential of this material.

•	Review conveyor belt extension to the heap leach pad for LOM operations to reduce the haulage cycle and corresponding demand on haul trucks.

Barrick Gold Corporation – Veladero Mine, Project #1682	Rev. 0 Page 26-1
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PROCESS

•

Barrick should continue to conduct metallurgical tests on samples of ore that are placed on the leach pad and adjust the recovery calculations in efforts to improve the estimated recovery, particularly for silver.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 26-2
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27 REFERENCES

Analytical	Solutions Ltd., 2005, Veladero Mine Laboratory Review, Argentina, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated June 2005, 44 p.

Analytical	Solutions Ltd., 2006, Veladero Mine Laboratory Operations, Internal Report Prepared for Barrick Gold Corporation, Prepared by Lynda Bloom, and Dated December 2006, 27 p.

Barrick,	2012 Business Plan Review, Veladero Mine, Barrick Gold Corporation, September 21, 2011, 143 s.

Barrick	Gold Corporation, 2004, Resource and Reserve 2004 Year End Update, Veladero Mine, December 31, 2004, 76 p.

Barrick	Gold Corporation, 2005, Technical Report, Veladero Property, San Juan Province, Argentina, a NI 43-101 report by Marion, R., and Davidson, A., March 30, 2005.

Barrick	Gold Corporation, 2009, Process_Monthly_Report_December_2009.xls

Barrick	Gold Corporation, 2010, Process_Monthly_Report_December_2010.xls

Barrick	Gold Corporation, 2011, Process_Monthly_Report_December_2011.xlsx

Berbe,	Lucas, 2011, Validacion Reportes de Laboratorio Anteriores el Ano 2005, Internal Barrick Memorandum Dated November 4, 2011, 2 p.

Charchaflié,	D., Tosdal, R.M., and Mortensen, J.K., 2007, Geologic Framework of the Veladero High-Sulfidation Epithermal Deposit Area, Cordillera Frontal, Argentina, Economic Geology Vol. 102 pp. 171-192, March-April 2007.

Canadian	Institute of Mining, Metallurgy and Petroleum (CIM), 2010: CIM Definition Standards for Mineral Resources and Mineral Reserves, Prepared by CIM Standing Committee on Reserve Definitions, Adopted by CIM Council, November 27, 2010.

Diaz	C., Inivaldo, 2011a, Resource and Reserve MY2011 Report, Veladero Mine, Barrick Gold Corporation, July 8, 2011, 38 s.

Diaz	C., Inivaldo, 2011b, Mid Year Cut-Off Grade Report, Veladero Mine, Barrick Gold Corporation, June 2011, 21 p.

Diaz	C., Inivaldo, 2011c, Mid Year Cut-Off Grade Report, Veladero Mine—Argenta Pit, Barrick Gold Corporation, June 2011, 18 p.

Harwardt,	A., 2006, Chequeo Cruzado del 5% de los Rechazos Totales en Dos Laboratorios, Laboratorio Alex Stewart y el Laboratorio de MAGSA en Mina Veladero. Complemento al Informe Tecnico del Programa sde Aseguramente del Control de Calidad del Primer Semestre dem Ano 2006. Internal Barrick Report Dated November 2006.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 27-1
Technical Report NI 43-101 – March 16, 2012

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Gavelán,	Z., 2008, Resource and Reserves Report Year End 2007, Report by Veladero Mine Technical Services Department Dated January 15, 2008, 21 p.

Gavelán,	Z., 2007, Resource and Reserves Report Mid-Year 2007, Report by Veladero Mine Technical Services Department Dated June 2007, 16 p.

Golder,	2010, Pit Slope Optimization for the Amable Pit- Veladero Operation, Argentina, Golder Associates Inc., Reno, May 2010, 46 p.

Golder,	2007, Report on Review of Pit Slope Performance, Veladero Project, Argentina, by Golder Associates Inc. Dated January 2007

Golder,	2003, Executive Summary, Report by Gold Associates Dated August 2003, 13 p.

Golder	Associates, 2002, Report, Veladero Property, San Juan Province, Argentina. Pit Slope Design revision for pre-feasibility by Golder Associates Inc. Dated September 2002, 174 p.

Major,	Graeme, 2011, Veladero Pit Slope Review, Veladero Mine, Golder Associates Inc., Reno, October 7, 2011, 33 p.

Major,	Graeme; Byers, Tom; Toro, Javier; 2009, Veladero Slope Optimization, Golder Associates Inc., Reno/Lima, September 2009, 23 p.

Resource	Evaluation Inc., 2003, Audit of Mineral Resources, Veladero Project, San Juan, Argentina, Report by Mike Lechner Dated April 15, 2005, 52 p.

Resource	Modeling Inc., 2007, Resource Model Review, a Letter Report by Mike Lechner Dated May 16, 2007, 53 p.

Sanfurgo,	B., 2007, Actualizacion de Recursos, Medio Ano 2007, Veladero, Internal Barrick Report Dated June 2007, 16 p.

Sanfurgo,	B., 2004, Caracterizacion Mineralizacion Oro-Plata Proyecto Veladero, Internal Barrick Report Dated June 2004, 37 p.

Sanfurgo,	B., 2002, Informe Control de Calidad Campana 0102 Veladero, Internal Barrick Report Dated October 2002, 16 p.

Scott	Wilson RPA, 2008, Mineral Resource and Reserve Audit of the Veladero Gold Mine, San Juan Province, Argentina. Scott Wilson Roscoe Postle Associates Inc., May 10, 2008, 137 p.

Smee,	B.W., 1998: A Review of Sampling, Analytical and Reporting Procedures During the 1997-1998 Drilling Campaign, Veladero Project, Argentina. MAG Internal Report, July 1998, 11 p.

Smee,	B.W., 1999: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., March 1999, 14 p.

Smee,	B.W., 2001: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2001, 28 p.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 27-2
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Smee,	B.W., 2002: Results of an External Audit of the Quality Control Database, Veladero Project, San Juan, Argentina, Prepared for Minera Argentina Gold S.A., June 2002, 23 p.

SNC-Lavalin	Engineers & Constructors Inc., 2002, Veladero Technical and Economic Evaluation, Argentina, prepared for Barrick Gold Corporation, 10 volumes, September 2002.

Vector	Argentina S.A., 2007, Report, Veladero Property, San Juan Province, Argentina. Geotechnical report by Vector on Valley Fill Heap Leach. Dated December 2007, 23 p.

Vildozo,	Carlos, Validacion Coordenadas Sondajes Veladero, Barrick List of Drill holes Checked, 7 p.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 27-3
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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Luke Evans”

Dated at Toronto, ON March 16, 2012	Luke Evans, P.Eng.
Principal Geological Engineer

(Signed & Sealed) “Glen Ehasoo”

Dated at Vancouver, BC March 16, 2012	Glen Ehasoo, P.Eng.
Senior Mining Engineer

(Signed & Sealed) “Kathleen A. Altman”

Dated at Denver, CO March 16, 2012	Kathleen Ann Altman, P.E.
Principal Metallurgist

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 28-1
Technical Report NI 43-101 – March 16, 2012

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29 CERTIFICATE OF QUALIFIED PERSON

LUKE EVANS

I, Luke Evans, M.Sc., P.Eng., as an author of this report titled “Technical Report on the Veladero Gold Mine, San Juan Province, Argentina” prepared for Barrick Gold Corporation, and dated March 16, 2012, do hereby certify that:

1.	I am a Consulting Geological Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of University of Toronto, Ontario, Canada, in 1983 with a Bachelor of Science (Applied) degree in Geological Engineering and Queen’s University, Kingston, Ontario, Canada, in 1986 with a Master of Science degree in Mineral Exploration.

3.	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 90345885). I have worked as a professional geological engineer for over 28 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Consulting Geological Engineer specializing in resource and reserve estimates, audits, technical assistance, and training since 1995.

•	Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements.

•	Senior Project Geologist in charge of exploration programs at several gold and base metal mines in Quebec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from November 7 to November 9, 2011 and held meetings at the Barrick office in San Juan on November 10 and 11, 2011.

6.	I am responsible for the preparation of Sections 2 to 5, 7 to 12, and 14 and collaborated with my co-authors on Sections 1, 6, 23, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I visited the Veladero Mine from November 11 to November 15, 2007 as part of an audit of the 2007 year-end resource and reserve estimates.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Luke Evans”

Luke Evans, M.Sc., P.Eng.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 29-2
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GLEN A. EHASOO

I, Glen A. Ehasoo, P.Eng., as an author of this report entitled “Technical Report on the Veladero Mine, San Juan Province Argentina” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am a Senior Mining Engineer with Roscoe Postle Associates Inc. of Suite 388, 1130 West Pender Street, Vancouver, BC, V6E 4A4.

2.	I am a graduate of the University of British Columbia, Vancouver, British Columbia, in 1998 with a Bachelor of Applied Science in Mining & Mineral Processing Engineering.

3.	I am registered as a Professional Engineer in the Province of British Columbia (#34935). I have worked as a mining engineer/geologist for a total of 12 since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Open pit mine planning and cost estimation

•	Project cash flow modeling and economic analysis

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from November 7 to November 9, 2011 and held meetings at the Barrick office in San Juan on November 10 and 11, 2011.

6.	I am responsible for the preparation of Sections 15, 16, 19, 21 and 22 and collaborated with my co-authors on Sections 1, 2, 3, 19, 24, and 25 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Glen Ehasoo”

Glen A. Ehasoo, P.Eng.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 29-3
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KATHLEEN A. ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report entitled “Technical Report on the Veladero Mine, San Juan Province Argentina” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg.# 37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member # 01321QP). I have worked as a metallurgical engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.

•	I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•	I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Veladero Mine from November 7 to November 9, 2011 and held meetings at the Barrick office in San Juan on November 10 and 11, 2011.

6.	I am responsible for the Sections 13, 17, and 20 and contributed to Sections 1, 18, 19, 21, 24, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Sections 13, 17, and 20 and part of Sections 1, 18, 19, 21, 24, 25, and 26 I am responsible for in the Technical Report contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 16th day of March, 2012

(Signed & Sealed) “Kathleen A. Altman”

Kathleen Ann Altman, P.E.

Barrick Gold Corporation — Veladero Mine, Project #1682	Rev. 0 Page 29-5
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